Form 10KSB40, Exhibit 13
period 1998-12-31
NORTHFIELD BANCORP INC
filed 1999-03-25
CIK 1057971

                                                                      EXHIBIT 13


                           NORTHFIELD BANCORP, INC.



                                    ANNUAL

                                  __________

                                     1998
                                  __________

                                    REPORT

                          Letter to Our Stockholders




                                 April 9, 1999

Dear Stockholders:

     The Directors, Officers and staff of Northfield Bancorp, Inc. are very pleased to present you our first Annual Report following our public offering on November 12, 1998. It is my pleasure to report to you the fiscal 1998 financial consolidated results of Northfield Bancorp, Inc., the parent corporation of Northfield Federal Savings Bank.

     Northfield Federal's assets increased by $8.2 million or 23% from $36.1 million at December 31, 1997 to $44.3 million at December 31, 1998, primarily due to an increase in construction/permanent loans and proceeds from our stock offering.

     Earnings for the year were $307,000 as compared to $145,000 for the year ended December 31, 1997. The increase in net earnings was primarily due to an increase in net interest income of $101,000, a decrease in provision for loan losses of $123,000, offset in part by an increase in income tax expense of $105,000, due to our increased profitability.

     Northfield Bancorp, Inc. stockholders' equity was $7.128 million or 16% of total assets at year-end. The book value of the company as of December 31, 1998 was $14.99 per share. Outstanding shares total 475,442.

     Regarding the Year 2000 issue, Northfield Federal has developed and is currently implementing a plan to address this date change. Management expects that this issue will have no adverse effect on our operations and service to customers. See "Year 2000 Compliance Disclosure" in the Annual Report.

     In summary, the Board, Management and staff remain committed to maximizing the return on your investment and feel confident that increasing net interest income and managing operating expenses will achieve this.

     Thank you for your support as we look optimistically toward fiscal 1999.

                                   Sincerely,

                                   \s\ G. Ronald Jobson

                                   G. Ronald Jobson
                                   President and Chief Executive Officer

                           NORTHFIELD BANCORP, INC.

     Northfield Bancorp, Inc. (the "Company") was organized under the laws of the State of Maryland in March 1998 at the direction of the Board of Directors of Northfield Federal Savings Bank ("us," "we," etc. or the "Bank") to acquire all of the capital stock to be issued by the Bank in its conversion from mutual to stock form (the "Conversion"). The Conversion was completed on November 12, 1998, with the Company issuing 475,422 shares of its common stock, par value $0.01 per share (the "Common Stock") to the public, and the Bank issuing all of its issued and outstanding common stock to the Company. Prior to the Conversion, the Company did not engage in any material operations. The Company does not have any significant assets other than the outstanding capital stock of the Bank, cash and investment securities and a note receivable from the Bank's
employee stock ownership plan.   The Company's principal business is the
business of the Bank. At December 31, 1998, the Company had total assets of $44.3 million, deposits of $36.4 million and stockholders' equity of $7.1 million.

                        NORTHFIELD FEDERAL SAVINGS BANK

     We are a community and customer oriented federal stock savings bank operating through two offices located in Baltimore, Maryland. We were originally founded in 1923 as a federally chartered mutual savings and loan association with the name "Northfield Federal Savings." Upon completion of the
Conversion, we changed our name to "Northfield Federal Savings Bank."   We are a
member of the Federal Home Loan Bank ("FHLB") System. Our primary market area consists of Baltimore County, Maryland. In addition, we focus our lending efforts on Harford and Cecil Counties, Maryland. We emphasize residential construction lending, primarily originating construction/ permanent mortgages on one- to four-family properties. We also make commercial real estate loans, home equity loans and limited types of consumer loans. Our deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") under the Savings Association Insurance Fund ("SAIF").

     Both the Company's and our executive offices are located at 8005 Harford Road, Baltimore, Maryland 21234, and our telephone number is (410) 665-7900.

                       SELECTED FINANCIAL AND OTHER DATA


SELECTED FINANCIAL DATA

                                                   At December 31,
                                            ---------------------------
                                              1998               1997
                                            --------           --------
                                                 (In thousands)
Total assets..............................   $44,310            $36,084
Cash......................................       166                117
Interest-bearing deposits in other banks..     4,834              3,514
Investments held to maturity..............       799                 --
Mortgage-backed securities................     2,123              1,955
Loans receivable - net....................    35,702             29,961
Federal Home Loan Bank of Atlanta stock...       273                226
Deposit accounts..........................    36,435             32,622
Total equity..............................     7,128              2,894

SELECTED OPERATIONS DATA

                                               Year Ended December 31,
                                             --------------------------
                                              1998               1997
                                             -------            -------
                                                    (In thousands)
Interest income...........................   $ 2,984            $ 2,626
Interest expense..........................     1,750              1,493
                                             -------            -------
Net interest income.......................     1,234              1,133
Provision for loan losses.................        --                123
                                             -------            -------
Net interest income after provision
 for loan losses..........................     1,234              1,010
Noninterest income (loss).................        30                 (2)
Noninterest expense.......................       761                772
                                             -------            -------
Income before taxes.......................       503                236
Income tax expense........................       196                 91
                                             -------            -------
Net income................................   $   307            $   145
                                             =======            =======

SELECTED RATIOS

                                                           At or for the
                                                       Year Ended December 31,
                                                    ----------------------------
                                                      1998      1997      1996
                                                    --------  --------  --------
PERFORMANCE RATIOS:
   Return on assets (ratio of net earnings
      to average total assets)....................     .77%       .43%     .46%
   Return on equity (ratio of net earnings
      to average equity)..........................    8.05       4.99     5.50
   Ratio of average interest-earning assets to
      average interest-bearing liabilities........  111.57     111.11   109.99
   Ratio of net interest income, after provision
      for loan losses and noninterest expense.....  162.16     130.83   124.56
   Net interest rate spread.......................    2.63       2.88     2.90
   Net interest margin............................    3.15       3.37     3.34

ASSET QUALITY RATIOS:
   Nonperforming loans to total loans
      at end of period............................     .77       1.31     1.07
   Nonperforming loans to total assets............     .67       1.15      .84
   Nonperforming assets to total assets
      at end of period............................     .67       1.15      .84
   Allowance for loan losses to nonperforming
      loans at end of period......................   66.55      52.17    37.04
   Allowance for loan losses to total loans, net..     .55        .72      .42

CAPITAL RATIOS:
   Equity to total assets at end of period........   16.09       8.02     8.47
   Average equity to average assets...............    9.58       8.52     8.39

OTHER DATA:
   Number of full service offices.................       2          2        2

                              MARKET INFORMATION

     The Common Stock is listed in the over-the-counter through the OTC "Electronic Bulletin Board" under the symbol "NFSB". There are currently 475,442 shares of the Common Stock outstanding. The number of registered holders of Common Stock on March 10, 1999 was 221. The high and low bid prices for the Common Stock for the quarter ended December 31, 1998 were $10.25 and $10.00, respectively. No dividends have been declared or paid on the Common Stock.

     The income of the Company consists of interest on investment and related securities and dividends which may periodically be declared and paid by the Board of Directors of the Bank on the common shares of the Bank held by the Company.

     In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings institutions. Under OTS regulations applicable to converted savings institutions, we are not permitted to pay a cash dividend on our common shares if our regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account established in connection with the Conversion or applicable regulatory capital requirements prescribed by the OTS.

     OTS regulations applicable to all savings associations provide that a savings association which immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution (including a dividend) has total capital (as defined by OTS regulations) that is equal to or greater than the amount of its capital requirements is generally permitted without OTS approval (but subsequent to 30 days' prior notice to the OTS) to make capital distributions, including dividends, during a calendar year in an amount not to exceed the greater of (i) 100% of its net income to date during the calendar year, plus the amount equal to one-half the amount by which its total capital to assets ratio exceeded its required capital to assets ratio at the beginning of the calendar year, or (ii) 75% of its net income for the most recent four-quarter period. Savings associations with total capital in excess of the capital requirements that have been notified by the OTS that they are in need of more than normal supervision will be subject to restrictions on dividends. A savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS.

     We currently meet all of our regulatory requirements and, unless the OTS determines that we are an institution requiring more than normal supervision, we may pay dividends in accordance with the foregoing provisions of the OTS regulations.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company's principal business is that of the Bank. Therefore, this discussion relates primarily to the Bank. Our profitability depends primarily on our net interest income, which is the difference between interest and dividend income on our interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on our interest-bearing deposits and borrowings. Our net earnings also are dependent, to a lesser extent, on the level of our noninterest income (including servicing fees and other fees) and our noninterest expenses, such as compensation and benefits, occupancy and equipment, insurance premiums, and miscellaneous other expenses, as well as federal income tax expense.

YEAR 2000 COMPUTER READINESS DISCLOSURE

     A great deal of information has been disseminated about the global computer problem that may occur in the year 2000 which would affect the speed and accuracy of the data processing that is essential to our operations. We have now completed a thorough review of our internal systems as well as the efforts of our outside data processing service provider. The progress of the plan is monitored by our board of directors. We began testing our internal PC based applications beginning in February 1998. As of December 31, 1998, we have spent $8,500 on our year 2000 project. We have replaced several outdated teller terminal units. We expect the total project to cost us $14,000, due to the replacement of a few more teller terminal units and the cost of our customer awareness effort. The greatest potential for problems, however, concerns the data processing provided by our third party service bureau. The service bureau is providing us with quarterly updates of its compliance progress and has advised us that it expects to resolve this problem before the year 2000 and is well on its way to doing so. We completed testing with our third party data processing service bureau in August 1998. We are in the process of developing a contingency plan to deal with the potential that if our service bureau is unable to bring its systems into compliance or we have failures in any other areas despite all of our preparations, we will be able to continue operating. There can be no assurance in this regard, however, and it is possible that we could experience data processing delays, errors or failures, all of which could have a material adverse impact on our financial condition and results of operations. However, we also will implement our contingency plan in the event of delays, errors or failures and expect to be able to continue operating by other means.

CRA COMPLIANCE

          We are periodically examined by the OTS for our record of meeting the credit needs of our local communities pursuant to the Community Reinvestment Act ("CRA"). The OTS rates the performance of a savings institution under applicable CRA performance standards and assigns one of the following ratings:
Outstanding, Satisfactory, Needs to Improve, or Substantial Non-Compliance. In our 1998 CRA evaluation, we received a "Needs to Improve" CRA rating. In response to this rating, our Board of Directors approved and we implemented a CRA action plan which calls for, among other things, expanding our lending to low- and moderate-income borrowers. This plan includes: (i) a $380,000 investment in loans to first time low- and moderate-income home buyers; (ii) offering 97% loan-to-value ratio loans with private mortgage insurance, no points, and a 1/8% rate discount below our current rate offering plan; (iii) expanding our solicitation, advertising and education efforts to reach low- and moderate-income borrowers; and (iv) purchasing low- and moderate-income loans from brokers at a premium.

          In implementing our CRA plan, we purchased VA and FHA loans in low and moderate census tracts located in the Baltimore area. We have committed $863,000 in these census tracts to date. We also have purchased a GNMA II Mortgage Backed Security for $541,000 in low and moderate census tracts located in Baltimore and Harford counties.

          The OTS is required to take a "Needs to Improve" rating into account in the agency's evaluation of, among other things, applications to relocate a main office or branch or to establish new branches. Accordingly, our "Needs to Improve" rating may prevent or delay our plans to lease or purchase new branch offices and longer term, to build a new main office. Further, our CRA rating may have additional detrimental effects on our operations. A "Needs to Improve" rating often prevents an institution from using expedited regulatory application procedures and is generally viewed by regulatory authorities as an impediment to approving regulatory applications filed by an institution. For example, the OTS and other federal banking regulators may consider our CRA rating in any potential merger or acquisition application and use the CRA rating as a basis for denying any such application. Finally, community groups and other interested persons may react unfavorably to our rating, including possibly protesting branch or other regulatory applications that we file, which is publicly available.

          While our Board and management are committed to improving our CRA rating as soon as possible, there can be no assurance that our efforts will in fact result in enhanced CRA performance or an improvement in our rating. While we have a "Needs to Improve" rating, our planned uses of funds may be impeded and our CRA rating may, therefore, interfere with our strategic business plans.

MARKET RISK DISCLOSURE

          ASSET/LIABILITY MANAGEMENT. Our assets and liabilities may be analyzed by examining the extent to which our assets and liabilities are interest-rate sensitive and by monitoring the expected effects of interest rate changes on our net portfolio value.

          An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If our assets mature or reprice more quickly or to a greater extent than our liabilities, our net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if our assets mature or reprice more slowly or to a lesser extent than our liabilities, our net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Our policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by pursuing certain strategies designed to decrease the vulnerability of our earnings to material and prolonged changes in interest rates.

          To manage the interest rate risk of this type of loan portfolio, we are attempting to emphasize loans with shorter terms and variable interest rates and longer term deposits. Most of the loans in our portfolio, however, have fixed rates. Unlike many other thrift institutions who offer both adjustable and fixed rates on single family loans and tend to emphasize adjustable rate loans under rising interest rate conditions, our policy is to originate all of our one- to four-family residential loans, representing 81.5% of our total loans at December 31, 1998, with fixed rates. While we plan to emphasize the origination of home equity loans with shorter terms and variable rates, our primary loan product will continue to be long term, fixed rate construction/permanent loans. Our interest rate risk is, therefore, significant, and our earnings will continue to be vulnerable to a rise in prevailing interest rates.

          At December 31, 1998, the average weighted term to maturity of our mortgage loan portfolio was approximately 24 years and the average weighted term of our fixed maturity deposits was slightly less than 16 months.

          Net Portfolio Value. In recent years, we have measured our interest rate sensitivity by computing the "gap" between the assets and liabilities which were expected to mature or reprice within certain time periods, based on assumptions regarding loan prepayment and deposit decay rates formerly provided by the OTS. However, the OTS now measures an institution's interest rate risk by computing the amount by which the net present value of cash flow from assets, liabilities and off balance sheet items (the institution's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on an institution's NPV from instantaneous and permanent 1% to 4% (100 to 400 basis points) increases and decreases in market interest rates. The following table presents the interest rate sensitivity of our NPV at December 31, 1998, as calculated by the OTS, which is based upon quarterly information that we voluntarily provided to the OTS.

                        Net Portfolio Value          NPV as % of Portfolio Value of Assets
    Change        ------------------------------     --------------------------------------
   in Rates       $ Amount   $ Change   % Change     NPV Ratio          Basis Point Change
   --------       --------  ----------  --------     ---------         --------------------
                                           (Dollars in thousands)
  + 400  bp        $1,392    $(4,560)      (77)%        3.42%                 (948)  bp
  + 300  bp         2,552     (3,399)      (57)         6.06                  (683)  bp
  + 200  bp         3,784     (2,167)      (36)         8.69                  (420)  bp
  + 100  bp         4,996       (956)      (16)        11.11                  (178)  bp
      0  bp         5,951                              12.89
  - 100  bp         6,405        454         8         13.66                    77   bp
  - 200  bp         6,714        763        13         14.14                   125   bp
  - 300  bp         7,128      1,176        20         14.79                   189   bp
  - 400  bp         7,478      1,527        26         15.30                   241   bp

    While we cannot predict future interest rates or their effects on our NPV or net interest income, we do not expect current interest rates to have a material adverse effect on our NPV or net interest income in the near future. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit runoff and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as variable rate loans, generally have features which restrict changes in interest rates on a short-term basis and over the life of the loan. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

    Our Board of Directors reviews our asset and liability policies and meets regularly to review interest rate risk and trends, as well as liquidity and capital ratios and requirements. The estimated changes of our NPV set forth above fell within the targets established by our Board of Directors. Management administers the policies and determinations of our Board of Directors with respect to our asset and liability goals and strategies. We expect that our asset and liability policies and strategies will continue as described so long as competitive and regulatory conditions in the financial institution industry and market interest rates continue as they have in recent years.

AVERAGE BALANCES, INTEREST AND AVERAGE YIELDS

     The following table sets forth certain information relating to our average statement of financial condition and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid at the date and for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. We do not believe that the use of month-end balances instead of daily balances has caused any material difference in the information presented. For the purposes of computing the average yield, nonaccruing loans have been included in the average balances.

                                                               YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------------------
                                                         1998                          1997
                                              ----------------------------  ----------------------------
                                                                  AVERAGE                       AVERAGE
                                              AVERAGE              YIELD/   AVERAGE              YIELD/
                                              BALANCE  INTEREST     COST    BALANCE  INTEREST     COST
                                              -------  ---------  --------  -------  ---------  --------
                                                                (Dollars in thousands)
Interest-earning assets:
  Loans.....................................  $32,216   $ 2,566      7.97%  $27,282   $ 2,209      8.10%
  Investment securities available for sale..       --        --        --       183        15      8.19
  Other investments held to maturity........       66         2      3.03        --        --        --
  Mortgage-backed securities................    1,984       150      7.56     2,167       166      7.66
  Other interest-earning assets (1).........    4,915       266      5.41     4,003       236      5.90
                                              -------   -------             -------   -------
   Total interest-earning assets............   39,181     2,984      7.62    33,635     2,626      7.81
Non-interest-earning assets.................      636                           433
                                              -------                       -------
   Total assets.............................  $39,817                       $34,068
                                              =======                       =======

Interest-bearing liabilities:
  Savings deposits..........................  $35,064   $ 1,748      4.99   $29,854   $ 1,474      4.94
  Short-term borrowings (2).................       53         2      3.77       419        19      4.53
                                              -------   -------             -------   -------
   Total interest-bearing liabilities.......   35,117     1,750      4.99    30,273     1,493      4.93
                                                        -------                       -------
Non-interest-bearing liabilities............      886                           891
                                              -------                       -------
   Total liabilities........................   36,003                        31,164
Retained earnings...........................    3,814                         2,904
                                              -------                       -------
   Total liabilities and retained earnings..  $39,817                       $34,068
                                              =======                       =======

Net interest income.........................            $ 1,234                       $ 1,133
                                                        =======                       =======
Net interest rate spread (3)................                         2.63%                         2.88%
                                                                     ====                          ====
Net interest-earning assets.................  $ 4,064                       $ 3,362
                                              =======                       =======
Net interest margin (4).....................                         3.15%                         3.37%
                                                                     ====                          ====
Ratio of average interest-earning assets
 to average interest-bearing liabilities....             111.57%                       111.11%
                                                        =======                       =======

_________________________
(1) Other interest-earning assets includes interest-bearing deposits and FHLB of Atlanta stock.
(2) Short-term borrowings includes FHLB advances and advance payments by borrowers for expenses.
(3) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(4) Net interest margin represents net interest income divided by average interest-earning assets.

RATE/VOLUME ANALYSIS

     The table shows certain information regarding changes in our interest income and interest expense for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); and (ii) changes in rates (change in rate multiplied by old volume); and (iii) change in rate-volume (changes in rate multiplied by the changes in volume).

                                                                  YEAR ENDED DECEMBER 31,
                                        ---------------------------------------------------------------------------
                                         1998         VS.            1997      1997          VS.            1996
                                        ------------------------------------  -------------------------------------
                                                 INCREASE (DECREASE)                   INCREASE (DECREASE)
                                                       DUE TO                                DUE TO
                                        ------------------------------------  -------------------------------------
                                                          RATE/                                  RATE/
                                        VOLUME   RATE     VOLUME      TOTAL   VOLUME    RATE    VOLUME      TOTAL
                                        -------  -----  ----------   -------- -------  ------  ---------  ---------
                                                                                        (In thousands)
Interest income:
  Loans...............................   $ 399   $(35)   $  (6)       $ 358    $ 341   $ (51)    $ (9)       $ 281
 Investment securities available
    for sale..........................     (15)    --       --          (15)       1      --       (1)          --
 Investments held to maturity.........       2     --       --            2       --      --       --           --
 Mortgage-backed securities...........     (14)    (2)      --          (16)       9      (4)      --            5
 Interest-bearing deposits............      53    (19)      (4)          30     (129)     20       (8)        (117)
                                         -----   ----    -----        -----    -----   -----     ----        -----
   Total interest-earning assets......     425    (56)     (10)         359      222     (35)     (18)         169
                                         -----   ----    -----        -----    -----   -----     ----        -----

Interest-bearing liabilities:
 Deposits.............................     257     15        3          275       49      29        1           79
 Short-term borrowings (1)............     (17)    (5)       5          (17)      17      --       --           17
                                         -----   ----    -----        -----    -----   -----     ----        -----
                                           240     10        8          258       66      29        1           96
                                         -----   ----    -----        -----    -----   -----     ----        -----

 Increase (decrease) in net interest
   income.............................   $ 185   $(66)   $ (18)       $ 101    $ 156   $ (64)    $(19)       $  73
                                         =====   ====    =====        =====    =====   =====     ====        =====

_______________
(1) Includes FHLB of Atlanta advances and advance payments by borrowers for expenses.


  COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 1998 AND DECEMBER 31, 1997

     Total assets increased by $8.2 million, or 22.7%, from $36.1 million at December 31, 1997 to $44.3 million at December 31, 1998. Total liabilities increased by $4.0 million, or 12.0%, from $33.2 million at December 31, 1997 to $37.2 million at December 31, 1998. The increase in assets was primarily due to increases in interest bearing deposits in other banks of $1.3 million, investments held to maturity of $.8 million and loans of $5.7 million. The increases were the result of investing net proceeds from the sale of capital stock of $4.4 million and new deposits of $3.8 million.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1998 AND
1997

     NET INCOME. Our net income increased $162,000 from $145,000 for the fiscal year ended December 31, 1997 to $307,000 for the fiscal year ended December 31, 1998. The primary reasons for the increase were an increase in net interest income of $101,000 and a decrease in the provision for loan losses of $123,000 offset somewhat by an increase in the provision for income taxes.

     NET INTEREST INCOME. Our net interest income increased from $1.13 million for fiscal year 1997 to $1.23 million for fiscal year 1998. The $101,000 increase was due to an increase in the level of interest income we received on our loan and securities portfolio. Total interest expense also increased $257,000 during 1998 due to an increase in the average dollar amount of deposits outstanding.

     PROVISION FOR LOAN LOSSES. During fiscal year 1998, we made no provision for loan losses as compared to a $123,000 provision during the previous fiscal year. Future additions to the loan loss allowance will be based on the analysis of the loan portfolio, and, accordingly, are not predictable.

     NON-INTEREST INCOME. Non-interest income increased from a negative $2,000 for fiscal year 1997 to $30,000 for fiscal year 1998 due primarily to a loss on sale of securities during fiscal 1997 that was not repeated in fiscal 1998.

     NON-INTEREST EXPENSE. For fiscal year 1998, total non-interest expenses were $761,000 as compared to $772,000 for fiscal year 1997. The decrease was primarily due to a decrease in compensation and related expenses, which were affected in 1997 by the implementation and full vesting of a director's retirement plan. These expenses were offset slightly by increases in occupancy expense as we moved our corporate offices to a separate building, professional fees due to increased reporting requirements related to being a stock company and other expenses. We expect the level of our non-interest expense to increase in future periods as a result of expenses associated with the employee stock ownership plan that we implemented in connection with our stock conversion as well as other stock benefit plans that we intend to implement in the future.

     Our deposit insurance premium expense increased slightly during 1998 as the result of an increase in deposits.

     INCOME TAX EXPENSE. Our income tax expense for fiscal year 1998 was slightly higher for fiscal 1998 as compared to fiscal 1997, rising $105,000.

LIQUIDITY AND CAPITAL RESOURCES

     We are required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time (currently 4%) depending upon economic conditions and deposit flows, is based upon a percentage of our deposits and short-term borrowings. The required ratio at December 31, 1998 was 4% and our liquidity ratio for the quarter ended December 31, 1998 was 29.16%.

     Our primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits, funds provided from operations and advances from the FHLB of Atlanta. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. We use our liquidity resources principally to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses.

     Liquidity may be adversely affected by unexpected deposit outflows, higher interest rates paid by competitors, adverse publicity relating to the savings and loan industry, and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on our commitments to make loans and management's assessment of our ability to generate funds.

     A major portion of our liquidity consists of cash and cash equivalents, which include cash and interest-bearing deposits in other banks with a maturity date of less than ninety days. The level of these assets is dependent upon our operating, investing, lending and financing activities during any given period. At December 31, 1998, cash and cash equivalents totaled $4.1 million.

     Our primary investing activities include origination of loans and purchase of mortgage-backed securities. During the years ended December 31, 1998 and 1997, purchases of mortgage-backed securities totaled $1.3 million and $0, respectively, while loan originations and purchases totaled $12.2 million and $10.6 million, respectively. These investments were funded in part by loan and mortgage-backed security repayments of $7.5 million and $4.4 million, an increase in certificates of deposit received of $2.3 million and $3.7 million for the years ended December 31, 1998 and 1997, respectively, and $4.4 million of proceeds from the sale of common stock which occurred in fiscal 1998.

     At December 31, 1998, we had $1.1 million in outstanding commitments to originate fixed-rate loans with rates that ranged from 6.375% to 8.50% and had no non-recourse commercial finance lease commitments outstanding. We anticipate that we will have sufficient funds available to meet our current loan origination commitments. Certificates of deposit which are scheduled to mature in one year or less totaled $12.3 million at December 31, 1998. Based on historical experience management believes that a significant portion of such deposits will remain with us.

     We are subject to federal regulations that impose certain minimum capital
requirements.   At December 31, 1998 we were in compliance with all applicable capital requirements.

IMPACT OF INFLATION AND CHANGING PRICES

     Our financial statements and the accompanying notes presented elsewhere in this report, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of our operations. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

IMPACT OF NEW ACCOUNTING STANDARDS

     FASB STATEMENT ON ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. In June 1998, FASB issued SFAS No. 133. This Statement standardizes the accounting for derivative instruments including certain derivative instruments embedded in other contracts, by requiring that an entity recognize these items as assets or liabilities in the statement of financial position and measure them at fair value. This Statement generally provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or the earnings effect of the hedged forecasted transaction. The Statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999.

     The Company implemented SFAS No. 133 on January 1, 1999. In accordance with the pronouncement's provisions, the Company reclassified all of its investments and mortgage-backed securities from held to maturity to available for sale. On January 11, 1999, the Company sold mortgage-backed securities with an aggregate net book value of $1,033,399 for $1,048,335 and realized a gain of $14,936.

                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


To the Stockholders and Board of Directors
Northfield Bancorp, Inc.
Baltimore, Maryland

     We have audited the consolidated statements of financial condition of Northfield Bancorp, Inc. and Subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the two year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Northfield Bancorp, Inc. and Subsidiary as of December 31, 1998 and 1997, and the consolidated results of its operations and cash flows for each of the two years in the two year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                                     /s/ Anderson Associates LLP

February 22, 1999
Baltimore, Maryland

                           NORTHFIELD BANCORP, INC.
                           ------------------------
                                AND SUBSIDIARY
                                --------------
                              Baltimore, Maryland
                              -------------------

                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                ----------------------------------------------

                                                                         December 31,
                                                                         ------------
                                                                     1998            1997
                                                                 ------------    ------------
       Assets
       ------
Cash                                                             $    166,446    $    116,900
Interest bearing deposits in other banks                            4,833,876       3,513,650
Investments held to maturity                                          799,256              --
Mortgage backed securities (Note 3)                                 2,122,590       1,955,008
Loans receivable, net (Note 4)                                     35,701,656      29,961,032
Accrued interest receivable - loans                                   163,989         149,536
                            - investments                              19,016          25,000
                            - mortgage backed securities               13,569          12,693
Premises and equipment, at cost, less
 accumulated depreciation (Note 5)                                    128,325          40,374
Federal Home Loan Bank of Atlanta stock
 at cost (Note 6)                                                     272,900         226,400
Deferred income taxes (Note 11)                                        57,526          26,279
Prepaid expenses and other assets                                      30,963          57,544
                                                                 ------------    ------------

Total assets                                                     $ 44,310,112    $ 36,084,416
                                                                 ============    ============
       Liabilities and Stockholders' Equity
       ------------------------------------
Liabilities
-----------
   Deposit accounts (Note 7)                                     $ 36,434,786    $ 32,621,766
   Advance payments by borrowers for expenses                         462,726         371,262
   Income taxes payable (Note 11)                                      18,449          62,964
   Other liabilities                                                  266,230         134,667
                                                                 ------------    ------------
Total liabilities                                                  37,182,191      33,190,659

Commitments and contingencies - Notes 4 and 5

Stockholders' Equity (Notes 9 and 10)
--------------------
   Serial Preferred stock $.01 par value; authorized 2,000,000 shares; none issued or outstanding
   Common stock $.01 par value; authorized 8,000,000 shares;
     issued and outstanding 475,442 shares in 1998                      4,754              --
   Additional paid-in capital                                       4,415,682              --
   Retained earnings (substantially restricted)                     3,200,542       2,893,757
                                                                 ------------    ------------
                                                                    7,620,978       2,893,757
   Stock held by Rabbi Trust                                         (134,650)             --
   Employee Stock Ownership Plan                                     (358,407)             --
                                                                 ------------    ------------
Total stockholders' equity                                          7,127,921       2,893,757
                                                                 ------------    ------------

Total liabilities and stockholders' equity                       $ 44,310,112    $ 36,084,416
                                                                 ============    ============


The accompanying notes to consolidated financial statements are an integral part of these statements.

                           NORTHFIELD BANCORP, INC.
                           ------------------------
                                AND SUBSIDIARY
                                --------------
                              Baltimore, Maryland
                              -------------------

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      -------------------------------------

                                                                 Years Ended
                                                                 December 31,
                                                                 ------------
                                                              1998          1997
                                                          -----------   -----------
Income
------
   Interest and fees on loans (Note 4)                     $2,566,734    $2,209,375
   Interest on investments                                    267,728       250,846
   Interest on mortgage backed securities                     149,753       166,235
                                                          -----------   -----------
Total interest income                                       2,984,215     2,626,456

Interest Expense
----------------
   Interest on deposits (Note 7)                            1,748,825     1,473,588
   Interest on short-term borrowings                            1,782        19,973
                                                          -----------   -----------
Total interest expense                                      1,750,607     1,493,561
                                                          -----------   -----------

Net interest income                                         1,233,608     1,132,895

Provision for losses on loans (Note 4)                             --       123,270
                                                          -----------   -----------
Net interest income after provision for losses on loans     1,233,608     1,009,625

Non-Interest Income (Loss)
--------------------------
   Loss on sale of securities available for sale                   --       (32,321)
   Fees on loans                                                7,803         8,366
   Fees on deposits                                            12,201        14,033
   All other income                                            10,613         7,504
                                                          -----------   -----------
Net non-interest income (loss)                                 30,617        (2,418)

Non-Interest Expenses
---------------------
   Compensation and related expenses                          352,880       469,637
   Occupancy                                                   87,531        63,201
   Deposit insurance                                           20,485        15,238
   Service bureau expense                                      57,118        56,637
   Furniture, fixtures and equipment expense                   22,688        28,075
   Advertising                                                 26,383        30,013
   Professional fees                                           64,021        19,310
   Other                                                      130,096        89,392
                                                          -----------   -----------
Total non-interest expenses                                   761,202       771,503
                                                          -----------   -----------

Income before tax provision                                   503,023       235,704
Provision for income tax (Note 11)                            196,238        91,173
                                                          -----------   -----------

Net income                                                 $  306,785    $  144,531
                                                          ===========   ===========


The accompanying notes to consolidated financial statements are an integral part of these statements.

                            NORTHFIELD BANCORP, INC.
                            ------------------------
                               Baltimore, Maryland
                               -------------------

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 -----------------------------------------------
             FOR YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997
             -------------------------------------------------------

                                                                         Net Unrealized
                                                                         Gains (Losses)                  Employee
                                               Additional                on Investments   Stock Held       Stock          Total
                                    Common      Paid-In       Retained       Available     by Rabbi      Ownership     Stockholders'
                                    Stock       Capital       Earnings       For Sale       Trust           Plan         Equity
                                -----------   -----------   -----------   -----------    -----------    -----------    -----------
Balance - December 31, 1996.... $        --   $        --   $ 2,749,226   $   (19,521)   $        --    $        --    $ 2,729,705

Net change in unrealized loss
 on investment securities......          --            --            --        19,521             --             --         19,521
Net income for year ended
 December 31, 1997.............          --            --       144,531            --             --             --        144,531
                                -----------   -----------   -----------   -----------    -----------    -----------    -----------

Balance - December 31, 1997....          --            --     2,893,757            --             --             --      2,893,757

Issuance of common stock.......       4,754     4,415,290            --            --             --             --      4,420,044
Stock purchased by Employee
 Stock Ownership Plan..........          --            --            --            --             --       (380,350)      (380,350)
Stock held by Rabbi Trust......          --            --            --            --       (134,650)            --       (134,650)
Compensation under Stock-
 Based Benefit Plan............          --           392            --            --             --         21,943         22,335

Net income.....................          --            --       306,785            --             --             --        306,785
                                -----------   -----------   -----------   -----------    -----------    -----------    -----------

Balance - December 31, 1998.... $     4,754   $ 4,415,682   $ 3,200,542   $        --    $  (134,650)   $  (358,407)   $ 7,127,921
                                ===========   ===========   ===========   ===========    ===========    ===========    ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                           NORTHFIELD BANCORP, INC.
                           ------------------------
                                AND SUBSIDIARY
                                --------------
                              Baltimore, Maryland
                              -------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------

                                                                    Years Ended December 31,
                                                                    ------------------------
                                                                       1998            1997
                                                                  ------------    ------------
Operating Activities
--------------------
     Net income                                                   $    306,785    $    144,531
     Adjustments to Reconcile Net Income to
      Net Cash Provided by Operating Activities
      -----------------------------------------
        Net amortization of premiums and accretion of
         discounts on certificates of deposit                            3,172           7,358
        Stock dividends on investments                                      --         (14,637)
        Loss on sale of securities available for sale                       --          32,321
        Net amortization of premiums and accretion of
         discounts on mortgage backed and investment securities            735           2,244
        Loan fees deferred                                              99,319          77,225
        Amortization of deferred loan fees                             (51,630)        (27,831)
        Provision for losses on loans                                       --         123,270
        Non-cash compensation under Stock-Based Benefit Plans           22,335              --
        Increase in accrued interest on loans                          (14,453)        (22,356)
        Decrease in accrued interest on investments                      5,984          16,157
        (Increase) decrease in accrued interest on mortgage
         backed securities                                                (876)          2,501
        Provision for depreciation                                      28,640          18,049
        Increase in deferred income taxes                              (31,247)        (96,173)
        Decrease in prepaid income taxes                                    --             782
        Decrease (increase) in prepaid expenses and
         other assets                                                   26,581         (22,698)
        Increase in accrued interest payable                             1,139           1,615
        (Decrease) increase in income taxes payable                    (44,515)         60,364
        Increase in other liabilities                                  131,563         129,338
                                                                  ------------    ------------
              Net cash provided by operating activities                483,532         432,060

Cash Flows from Investing Activities
------------------------------------
     Proceeds from maturing certificates of deposit                    926,000         970,154
     Purchases of certificates of deposit                             (981,331)       (150,000)
     Proceeds from sale of securities available for sale                    --         210,891
     Purchase of securities held to maturity                          (799,250)             --
     Purchases of mortgage backed securities                        (1,285,283)             --
     Principal collected on mortgage backed securities               1,116,961         375,867
     Longer term loans originated                                  (11,884,678)    (10,580,784)
     Loans purchased                                                  (302,882)             --
     Principal collected on longer term loans                        6,346,139       4,012,325
     Net decrease in short-term loans                                   53,108         276,157
     Purchases of premises and equipment                              (116,591)         (6,122)
     Purchase of Federal Home Loan Bank stock                          (46,500)             --
                                                                  ------------    ------------
              Net cash used by investing activities                 (6,974,307)     (4,891,512)

                           NORTHFIELD BANCORP, INC.
                           ------------------------
                                AND SUBSIDIARY
                                --------------
                              Baltimore, Maryland
                              -------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------

                                                     Years Ended December 31,
                                                     ------------------------
                                                        1998           1997
                                                        ----           ----
Cash Flows from Financing Activities
------------------------------------
  Net increase (decrease) in demand deposits,
    money market, passbook accounts and advance
    payments by borrowers for taxes and insurance   $ 1,588,186    $  (171,777)
  Net increase in certificates of deposit             2,315,159      3,730,367
  Net proceeds from stock issuance                    4,420,044             --
  Common shares purchased under ESOP Plan              (380,350)            --
  Common shares purchased under Rabbi Trust            (134,650)            --
                                                    -----------    -----------
    Net cash provided by financing activities         7,808,389      3,558,590
                                                    -----------    -----------

Increase (decrease) in cash and cash equivalents      1,317,614       (900,862)
Cash and cash equivalents at beginning of year        2,744,442      3,645,304
                                                    -----------    -----------
Cash and cash equivalents at end of year            $ 4,062,056    $ 2,744,442
                                                    ===========    ===========

Reconciliation of cash and cash equivalents:
  Cash                                              $   166,446    $   116,900
  Interest bearing accounts in other banks            4,833,876      3,513,650
                                                    -----------    -----------
                                                      5,000,322      3,630,550

    Less - Certificates of deposit maturing in
           90 days or more included in interest
           bearing accounts in other banks             (938,266)      (886,108)
                                                    -----------    -----------

Cash and cash equivalents                           $ 4,062,056    $ 2,744,442
                                                    ===========    ===========

Supplemental disclosures of cash flows information:
  Cash paid during year for:
    Interest                                        $ 1,749,522    $ 1,491,949
    Income taxes                                    $   272,000    $   126,200


The accompanying notes to consolidated financial statements are an integral part of these statements.

                           NORTHFIELD BANCORP, INC.
                           ------------------------
                                AND SUBSIDIARY
                                --------------
                              Baltimore, Maryland
                              -------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------


Note 1 - Summary of Significant Accounting Policies
         ------------------------------------------

         Principles of Consolidation
         ---------------------------

                  The consolidated financial statements include the accounts of Northfield Bancorp, Inc. ("the Company") and its wholly owned subsidiary, Northfield Federal Savings Bank ("the Bank"). All intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

         Business
         --------

                  The Bank's primary business activity is the acceptance of deposits from the general public in its market area and using the proceeds for investments and loan originations. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

         Basis of Financial Statement Presentation
         -----------------------------------------

                  The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. See the discussion below of the determination of that estimate.

         Investments and Mortgage Backed Securities
         ------------------------------------------

                  Investments and mortgage backed securities, including real estate mortgage investment conduits ("REMICs"), are stated at cost, adjusted for amortization of premium or discount on purchase, since management has the intention and ability to hold them to maturity. Amortization is computed using a method which approximates level yield over the life of the security. Gains and losses on the sale of investments and mortgage backed securities are determined using the specific identification method. See Note 3 for discussion of prepayment risk and recoverability of mortgage backed securities.

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Note 1 - Summary of Significant Accounting Policies - Continued
         ------------------------------------------

         Loans Receivable
         ----------------

                  Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

                  Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

                  An allowance for loan losses is provided through charges to income in an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Determining the amount of the allowance for loan losses requires the use of estimates and assumptions. Management believes the allowance for losses on loans is adequate. While management uses available information to estimate losses on loans, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Statement of Financial Accounting Standards ("SFAS") No. 114, as amended by SFAS No. 118 addresses the accounting by creditors for impairment of certain loans. It is generally applicable for all loans except large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, including residential mortgage loans and consumer installment loans. It also applies to all loans that are restructured in a troubled debt restructuring involving a modification of terms. SFAS No. 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Note 1 - Summary of Significant Accounting Policies - Continued
         ------------------------------------------

         Loans Receivable - Continued
         ----------------

                  Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. When a payment is received on a loan on non-accrual status, the amount received is allocated to principal and interest in accordance with the contractual terms of the loan.

         Premises and Equipment
         ----------------------

                  Land is carried at cost, premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method, based on the useful lives of the respective assets.

         Income Taxes
         ------------

                  Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         Statement of Cash Flows
         -----------------------

                  In the statement of cash flows, cash and equivalents include cash and interest bearing deposits in other banks with a maturity date of less than ninety days.

         Employee Stock Ownership Plan
         -----------------------------

                  The Company accounts for its Employee Stock Ownership Plan ("ESOP") in accordance with Statement of Position 93-6 of the Accounting Standards Division of the American Institute of Certified Public Accountants (See Note 9).

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Note 1 - Summary of Significant Accounting Policies - Continued
         ------------------------------------------

         Earnings Per Share
         ------------------

                  Basic earnings per share data ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding for the appropriate period. Unearned ESOP shares are not included in outstanding shares. Diluted EPS is computed by dividing net income by the weighted average shares outstanding adjusted for the dilutive effect of stock options and unvested stock awards based on the "treasury stock" method.

                  Earnings per share data is not presented for the year ended December 31, 1998 and 1997, since the Bank converted to stock form in November, 1998, and such information would not be meaningful.

         Reclassification
         ----------------

                  Certain prior year's amounts have been reclassified to conform to the current year's presentation.

Note 2 - Investments - Held to Maturity
         ------------------------------

                  The amortized cost at and fair values of other investments at December 31, 1998 are as follows:

                                                   Gross     Gross
                                     Amortized  Unrealized Unrealized
                                        Cost       Gains     Losses   Fair Value
                                      --------   --------   --------   --------
         Federal Home Loan Mortgage
          Corporation bonds           $250,000   $     --   $     --   $250,000
         Municipal bonds               299,256         --        888    298,368
         Corporate bonds               250,000         --      4,141    245,859
                                      --------   --------   --------   --------
                                      $799,256   $     --   $  5,029   $794,227
                                      ========   ========   ========   ========

                  No gains or losses were realized during the years ended December 31, 1998 and 1997.

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Note 2 - Investments - Held to Maturity - Continued
         ------------------------------

         The scheduled maturities of other investments at December 31, 1998:

                                                     Amortized        Fair
                                                       Cost           Value
                                                     --------       --------
          Due after five years through ten years     $299,256       $298,368
          Due after ten years                         500,000        495,859
                                                     --------       --------
                                                     $799,256       $794,227
                                                     ========       ========

Note 3 - Mortgage Backed Securities
         --------------------------

                  Mortgage backed securities at December 31, 1998 and 1997 consist of the following:

                                                         1998           1997
                                                         ----           ----
         GNMA participating certificates              $1,102,928     $  815,950
         FNMA participating certificates                 525,304         46,305
         FHLMC participating certificates                462,981        701,770
         REMIC                                                --        395,071
                                                      ----------     ----------
                                                       2,091,213      1,959,096
            Net - unamortized premiums and discounts      31,377         (4,088)
                                                      ----------     ----------
                                                      $2,122,590     $1,955,008
                                                      ==========     ==========

                  The amortized cost and fair value of mortgage backed securities are as follows as of December 31, 1998 and 1997, respectively.

                                                         Gross       Gross
                                          Amortized   Unrealized   Unrealized
                                            Cost         Gains       Losses     Fair Value
                                         ----------   ----------   ----------   ----------

                                                          December 31, 1998
                                         -------------------------------------------------
      GNMA participating certificates    $1,125,497   $   37,469   $       --   $1,162,966
      FNMA participating certificates       534,884       12,123           --      547,007
      FHLMC participating certificates      462,209       12,896           --      475,105
                                         ----------   ----------   ----------   ----------
                                         $2,122,590   $   62,488   $       --   $2,185,078
                                         ==========   ==========   ==========   ==========


NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Note 3 - Mortgage Backed Securities - Continued
         --------------------------

                                                        Gross        Gross
                                          Amortized   Unrealized   Unrealized
                                            Cost        Gains        Losses     Fair Value
                                         ----------   ----------   ----------   ----------

                                                         December 31, 1997
                                         -------------------------------------------------
      GNMA participating certificates    $  812,201   $   49,580   $       --   $  861,781
      FNMA participating certificates        46,305        1,048           --       47,353
      FHLMC participating certificates      701,431        4,941        2,748      703,624
      REMIC                                 395,071        3,105           --      398,176
                                         ----------   ----------   ----------   ----------
                                         $1,955,008   $   58,674   $    2,748   $2,010,934
                                         ==========   ==========   ==========   ==========

                  No gains or losses were realized during the years ended December 31, 1998 and 1997.

                  Certain mortgage backed securities including REMICs are subject to significant prepayments risks. In periods of declining interest rates mortgages may be repaid more rapidly than anticipated resulting in greater amortization of premiums and reduced yields. In addition, the Bank may be unable to reinvest at an interest rate comparable to the rate on the prepaying mortgage backed security. In contrast, in periods of increasing interest rates, market values of mortgage backed securities, including REMICs, will decline. Since principal payments on REMICs do not commence upon purchase of the investment, REMICs are more susceptible to market value fluctuations. Cash flows from the REMICs include interest only for one or more years and principal and interest payments thereafter provided by mortgage backed securities guaranteed by FHLMC or GNMA and backed by residential mortgages. All interest payments on the Bank's REMICs are at fixed rates.

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Note 4 - Loans Receivable
         ----------------

                  Loans receivable at December 31, 1998 and 1997 consist of the following:

                                                            1998            1997
                                                        ------------    ------------
     One to four family residential mortgage loans      $ 31,332,202    $ 25,739,458
     Land                                                    123,442              --
     Construction loans                                    3,663,490       2,104,575
     Commercial real estate loans                          2,477,792       2,805,693
     Commercial loan collateralized by lease
      finance receivables                                    643,217         741,226
     Home equity line of credit loans                        124,849         177,141
     Loans secured by deposits                                73,326          74,142
                                                        ------------    ------------
                                                          38,438,318      31,642,235

     Less
     ----
        Undisbursed portion of loans in process           (2,223,105)     (1,197,270)
        Deferred loan origination fees                      (316,122)       (268,433)
        Allowance for losses on loans                       (197,435)       (215,500)
                                                        ------------    ------------
                                                          (2,736,662)     (1,681,203)
                                                        ------------    ------------
                                                        $ 35,701,656    $ 29,961,032
                                                        ============    ============

                  Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Bank's lending area. Commercial and construction loan repayments are generally dependent on the operations of the related properties or the financial condition of its borrower or guarantor. Accordingly, repayment of such loans can be more susceptible to adverse conditions in the real estate market and the regional economy.

                  A substantial portion of the Bank's loans receivable are mortgage loans secured by residential and commercial real estate properties located in the State of Maryland. Loans are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. The Bank generally does not lend more than 90% of the appraised value of a property and requires private mortgage insurance on residential mortgages with loan-to-value ratios in excess of 80%. In addition, the Bank generally obtains personal guarantees of repayment from borrowers and/or others for construction, commercial and multifamily residential loans and disburses the proceeds of construction and similar loans only as work progresses on the related projects.

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Note 4 - Loans Receivable - Continued
         ----------------

                  The commercial loan collateralized by lease finance receivables represents a loan to a leasing company collateralized by leases receivable to individuals and businesses secured by personal property and is primarily dependent upon the financial condition of the borrower and lessors for repayment.

                  The following is a summary of the allowance for loan losses for the years ended December 31:

         Balance at December 31, 1996                             $ 100,000
         Provision for losses on loans                              123,270
         Charge-offs                                                 (7,770)
                                                                  ---------
         Balance at December 31, 1997                               215,500
         Provision for losses on loans                                   --
         Charge-offs                                                (18,065)
                                                                  ---------
         Balance at December 31, 1998                             $ 197,435
                                                                  =========

                  A loan is considered impaired when it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Bank did not have any impaired loans at December 31, 1998. Impaired loans are summarized as follows for the year ended December 31, 1997:

                                                                        1997
                                                                        ----
         Aggregate recorded investment                                $135,000
         Allowance for loan losses                                       1,350
         Interest income recognized during impairment                    9,442

                  The Bank was not committed to advance any additional amounts on the above loans at December 31, 1998.

                  The Bank had no non-accrual loans that were not subject to SFAS No. 114.

                  The following table presents a summary of the activity with respect to loans to directors and officers for the years ended December 31, 1998 and 1997, respectively.

                                                       1998            1997
                                                       ----            ----
         Balance outstanding - beginning of year    $ 728,439       $ 498,213
         New loans                                     18,546         264,387
         Principal repayments                        (241,389)        (34,161)
                                                    ---------       ---------
         Balance outstanding - end of year          $ 505,596       $ 728,439
                                                    =========       =========

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Note 4 - Loans Receivable - Continued
         ----------------

                  The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. Mortgage loan commitments, exclusive of loans in process not reflected in the accompanying statements at December 31, 1998, approximate $1,095,000. These commitments are for mortgage loans with fixed rates between 6.375% and 8.5% at December 31, 1998. At December 31, 1998, the Bank did not have any non-recourse leasing loan commitments.

                  The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers. No amount has been recognized in the statement of financial condition at December 31, 1998, as a liability for credit loss.

Note 5 - Premises and Equipment
         ----------------------

                  Premises and equipment at December 31, 1998 and 1997 are as follows:

                                              1998         1997    Useful Lives
                                         ---------    ---------    -------------
       Land                               $ 15,000    $  15,000      --
       Office building and improvements    109,297       49,497    5 to 35 years
       Furniture, fixtures and equipment   285,547      228,757    5 to 15 years
                                         ---------    ---------
                                           409,844      293,254
        Less - accumulated depreciation   (281,519)    (252,880)
                                         ---------    ---------
                                         $ 128,325    $  40,374
                                         =========    =========

         The Bank has entered into long-term lease agreements for the premises of its main and administrative offices. Rental expense under the agreements for the properties for the years ended December 31, 1998 and 1997 were $48,835 and $39,500, respectively. At December 31, 1998, the minimum rental commitments under noncancellable operating leases are as follows:

       Year Ended December 31,
       -----------------------
               1999                                          $  57,511
               2000                                             48,938
               2001                                             42,000
               2002                                             42,000
               2003                                             28,000
                                                              --------
                                                              $218,449
                                                              ========

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Note 6 - Investment in Federal Home Loan Bank of Atlanta Stock
         -----------------------------------------------------

                  The Bank is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta ("FHLB") in an amount equal to at least 1% of the unpaid principal balances of the Bank's residential mortgage loans or 1/20 of its outstanding advances from the FHLB, whichever is greater. Purchases and sales of stock are made directly with the FHLB at par value.

Note 7 - Deposit Accounts
         ----------------

                  Deposit accounts at December 31, 1998 and 1997 consist of the following:

                                                           1998                      1997
                                                 ----------------------    ----------------------
                                                   Amount          %         Amount          %
                                                   ------          -         ------          -
       Demand and NOW accounts including
        non-interest bearing deposits of
        $715,785 in 1998 and $336,663
        in 1997                                  $ 2,894,912       7.95%   $ 2,078,419       6.37%
       Money markets                               8,199,757      22.51      7,816,045      23.96
       Passbook savings                            2,901,060       7.96      2,604,543       7.99
       Certificates of deposit                    22,423,581      61.54     20,108,422      61.64
                                                 -----------    -------    -----------    -------
                                                  36,419,310      99.96     32,607,429      99.96
       Accrued interest on deposits                   15,476        .04         14,337        .04
                                                 -----------    -------    -----------    -------
                                                 $36,434,786     100.00%   $32,621,766     100.00%
                                                 ===========    =======    ===========    =======

         Certificates of deposit mature as follows at December 31:

           1999                                        $12,266,674
           2000                                          5,657,045
           2001                                          1,885,891
           2002                                          1,239,555
           2003 & Thereafter                             1,374,416
                                                       -----------
           Total                                       $22,423,581
                                                       ===========

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Note 7 - Deposit Accounts - Continued
         ----------------

                  Interest expense on deposits is summarized as follows for the years ended December 31:

                                                    1998               1997
                                              ----------         ----------
         NOW accounts                         $   57,696         $   50,263
         Money markets                           322,038            302,996
         Savings                                  93,461             76,881
         Certificates of deposit               1,275,630          1,043,448
                                              ----------         ----------
                                              $1,748,825         $1,473,588
                                              ==========         ==========

                  The Bank had deposits of $100,000 or more of approximately $3,451,755 and $1,456,188 at December 31, 1998 and 1997, respectively.

                  Deposit Insurance Reform. Currently, there are two deposit insurance funds maintained by the Federal Deposit Insurance Corporation ("FDIC"), the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF"). The Bank's deposits are insured by SAIF.

Note 8 - Employee Benefit Plan
         ---------------------

                  The Bank has a 401(k) Plan which required until March 31, 1998, under certain conditions, a contribution of up to 5% of eligible employees' total compensation. The total expense related to this Plan for the year ended December 31, 1998 and 1997 was $5,126 and $23,769, respectively.

Note 9 - Common Stock and Stock Benefit Plans
         ------------------------------------

                  On November 12, 1998, the Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank. Simultaneously, the Bank consummated the formation of a new holding company, Northfield Bancorp, Inc., of which the Bank is a wholly owned subsidiary. In connection with the conversion, the Company issued 475,442 shares of its common stock, par value $.01 per share (the "Common Stock") for gross proceeds of $4,754,420 and net proceeds of $4,420,044, of which $2,210,022 was contributed to the Bank in exchange for all of its outstanding common stock.

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Note 9 - Common Stock and Stock Benefit Plans - Continued
         ------------------------------------

                  At the time of the Conversion, the Bank established a liquidation account in the amount of $3,086,506, an amount equal to the Bank's retained earnings as of June 30, 1998. The liquidation account is maintained for the benefit of eligible savings account holders who maintained their savings accounts in the Bank after the Conversion. In the event of a complete liquidation (and only in such event), each eligible savings account holder would be entitled to receive a liquidation distribution from the liquidation account in an amount equal to the account holder's then interest in the liquidation account before any liquidation distribution may be made with respect to capital stock.

                  The Company has no significant source of income other than dividends from the Bank. As a result, the Company's dividends will depend primarily upon receipt of dividends from the Bank.

                  OTS regulations limit the payment of dividends and other capital distributions by the Bank. The Bank is able to pay dividends during a calendar year without regulatory approval to the extent of the greater of (i) an amount which will reduce by one-half its surplus capital ratio at the beginning of the year plus all its net income determined on the basis of generally accepted accounting principles for that calendar year, or (ii) 75% of net income for the last four calendar quarters.

                  The Bank is restricted in paying dividends on its stock to the greater of the restrictions described in the preceding paragraph, or an amount that would reduce its retained earnings below its regulatory capital requirement, the accumulated bad debt deduction, or the liquidation account described above.

                  At the time of conversion, the Bank established an Employee Stock Ownership Plan ("ESOP"), and acquired 38,035 shares of the common stock. The ESOP borrowed funds used to acquire the shares from the Company with a direct loan from the Company requiring annual payments of $29,258.

                  The ESOP holds the common stock in a Trust for allocation among participating employees.

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Note 9 - Common Stock and Stock Benefit Plans - Continued
         ------------------------------------

                  All employees of the Bank who have completed one year of service and attained the age of 21 are eligible to participate. Participants will become 100% vested in their accounts after five years of service, commencing after January 1, 1998, or earlier upon death, disability or retirement.

                  The ESOP is funded by contributions made by the Bank in cash or common stock and dividends on the shares held in the Trust. The Bank recognizes compensation expense as shares are committed for release from collateral at their current market price. Dividends on allocated shares are recorded as a reduction of retained earnings and dividends on unallocated shares are recorded as a reduction of debt. Compensation cost for the year ended December 31, 1998 was $22,335.

                  The ESOP shares as of December 31, 1998 were as follows:

         Allocated shares                                          2,194
         Shares earned, but unallocated                             -
         Unearned shares                                           35,841

                  The fair value of the unearned shares was $358,410 at December 31, 1998.

                  During the year ended December 31, 1997, the Bank entered into a non-qualified Deferred Compensation ("Rabbi Trust") agreement with all of its current directors. The Bank recognized compensation expense, under this agreement, during the years ended December 31, 1998 and 1997 of $69,150 and $115,000, respectively. Liability under this Agreement is being accrued by charges to operating expense during the term of employment. On November 12, 1998, the Trustees of the Deferred Compensation Plan acquired 13,465 shares of the Company's common stock.

Note 10 - Retained Earnings

                  The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Note 10 - Retained Earnings - Continued
          -----------------------------

         statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

                  Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

                  As of December 31, 1998, the most recent notification from the Office of Thrift Supervision has categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank's category.

                  The following table presents the Bank's capital position based on the December 31, 1998 financial statements.

                                                                                        To Be Well
                                                                                    Capitalized Under
                                                             For Capital            Prompt Corrective
                                      Actual              Adequacy Purposes         Action Provisions
                               --------------------       -----------------        --------------------
                                  Amount        %           Amount       %           Amount         %
                               ----------     -----       ----------    ---        ----------     -----
         Tangible (1)          $4,918,487     11.0%       $  670,342    1.5%       $     N/A       N/A%
         Tier I capital (2)     4,918,487     22.2%           N/A       N/A%        1,330,440      6.0%
         Core (1)               4,918,487     11.0%        1,340,684    3.0%        2,234,473      5.0%
         Risk-weighted (2)      5,115,922     23.1%        1,773,920    8.0%        2,217,400     10.0%

         (1) To adjusted total assets.
         (2) To risk-weighted assets.

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Note 10- Retained Earnings - Continued
         -----------------

                                                          Current Requirements
                                                          --------------------

         Total stockholders' equity                           $  7,127,921
              Less:  Equity of parent company                   (2,209,434)
                                                              ------------
         Tangible and core capital                               4,918,487
              General valuation allowance                          197,435
                                                              ------------
         Risk-based capital                                   $  5,115,922
                                                              ============

         Total assets                                         $ 44,310,112
              Receivable from parent company                       379,350
                                                              ------------

         Tangible and adjusted tangible assets                $ 44,689,462
                                                              ============

         Risk-weighted assets                                 $ 22,174,000
                                                              ============

Note 11- Income Taxes
         ------------

                  The income tax provision consists of the following for the years ended December 31:

                                                   1998               1997
                                                ---------          ---------
         Current expense                        $ 227,485          $ 187,346
         Deferred expense (benefit)               (31,247)           (96,173)
                                                ---------          ---------
            Total tax expense                   $ 196,238          $  91,173
                                                =========          =========

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Note 11- Income Taxes - Continued
         ------------

                  The income tax provision is reconciled to the amount computed to the statutory federal income tax rate as follows for December 31:

                                                      1998                 1997
                                                -----------------    ------------------
                                                 Amount     Rate      Amount      Rate
                                                --------    -----    --------     -----
         Statutory federal income tax rate      $171,028    34.00%   $ 80,139     34.00%
         State tax net of federal income tax
          benefit                                 23,743     4.72      11,059      4.69
         Other                                     1,467      .29         (25)     (.01)
                                                --------    -----    --------     -----
                                                $196,238    39.01%   $ 91,173     38.68%
                                                ========    =====    ========     =====

                  The tax effects of temporary differences between financial reporting basis and income tax basis of assets and liabilities are as follows at December 31:

                                                            1998         1997
                                                         ---------    ---------
     Deferred Tax Assets:
        Deferred loan origination fees                   $  12,787    $  27,571
        Deferred compensation                               73,695       44,413
        Unrealized loss on investment securities            32,160       32,160
        Allowance for loan losses                           76,249       83,226
                                                         ---------    ---------
                                                           194,891      187,370

     Deferred Tax Liabilities:
        Federal Home Loan Bank of Atlanta stock dividend   (32,595)     (32,595)
        Depreciation                                        (2,650)      (3,510)
        Excess of tax bad debt reserve over base year (39,567) (52,756) Conversion from accrual to cash method
         of accounting                                     (62,553)     (72,230)
                                                         ---------    ---------
                                                          (137,365)    (161,091)
                                                         ---------    ---------
     Net deferred tax assets                             $  57,526    $  26,279
                                                         =========    =========

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Note 11- Income Taxes - Continued
         ------------

                  The Bank was allowed a special bad debt deduction limited generally to 8% of otherwise taxable income for the year beginning December 1, 1987 through December 31, 1995. Beginning January 1, 1996 the percentage of taxable income method of computing the Bank's tax bad debt deduction is no longer allowed and the amount by which the tax reserve for bad debts exceeds such amount at December 31, 1987 must be recaptured over a six year period. A tax liability has been established for the recapture. If the amounts which qualified as deductions for federal income tax purposes prior to December 31, 1987 are later used for purposes other than to absorb loan losses, including distributions in liquidations, they will be subject to federal income tax at the then current corporate rate. Retained earnings at December 31, 1998 and 1997 include $577,687, for which no provision for federal income tax has been provided. The unrecorded deferred income tax liability on the above amount was approximately $223,875.

Note 12- Disclosures About Fair Value of Financial Instruments
         -----------------------------------------------------

                  The estimated fair values of the Bank's financial instruments are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques prescribed by the FASB and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

                  The carrying amount is a reasonable estimate of fair value for interest bearing deposits in other banks due to the short-term nature of that investment. Fair value is based upon net asset values for investment securities. Bid prices published in financial newspapers for mortgage backed securities were used to estimate fair value for these investments. The carrying amount of Federal Home Loan Bank of Atlanta stock is a reasonable estimate of fair value. Loans receivable were discounted using a single discount rate, comparing the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, except for adjustable rate mortgages which were considered to be at market rates. These rates were used for each aggregated category of loans as reported on the Office of Thrift Supervision Quarterly Report. The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered on deposits of similar remaining maturities.

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Note 12- Disclosures About Fair Value of Financial Instruments - Continued
         -----------------------------------------------------


                                                         December 31, 1998
                                                         -----------------
                                                       Carrying      Estimated
                                                        Amount      Fair Value
                                                        ------      ----------
                                                       (Amounts in Thousands)
          Financial Assets
          ----------------
             Interest bearing deposits
              in other banks                            $ 4,834      $ 4,834
             Investments                                    799          794
             Mortgage backed securities                   2,123        2,185
             Loans receivable                            35,702       37,113
             Federal Home Loan Bank of Atlanta stock        273          273

          Financial Liabilities
          ---------------------
             Savings                                    $ 2,901      $ 2,901
             NOW and money market deposit accounts       11,095       11,095
             Certificates of deposit                     22,424       22,584
             Advance payment by borrowers for expenses      463          463

Note 13- Recent Accounting Pronouncements
         --------------------------------

                  SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued in June, 1998. This Statement standardizes the accounting for derivative instruments including certain derivative instruments embedded in other contracts, by requiring that an entity recognize these items as assets or liabilities in the statement of financial position and measure them at fair value. This Statement generally provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or the earnings effect of the hedged forecasted transaction. The Statement, which is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999.

                  The Company early implemented SFAF No. 133 on January 1, 1999. In accordance with the pronouncement's provisions, the Company reclassified all of its investments and mortgage backed securities from held to maturity to available for sale. On January 11, 1999, the Company sold mortgage backed securities with an aggregate net book value of $1,033,399 for $1,048,335 and realized a gain of $14,936.

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Note 13- Recent Accounting Pronouncements  - Continued
         --------------------------------

                  Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities". This Statement provides guidance on the financial reporting of start-up cost and organization cost. It requires costs of start-up activities and organization cost to be expensed as incurred. The "SOP" also requires the initial application to be reported as a cumulative effect of a change in accounting principle. This "SOP" which is effective for fiscal years beginning after December 15, 1998 will not affect the Company's financial position or results of operations.

                              BOARD OF DIRECTORS

GARY R. BOZEL                                    C. RONALD JOBSON                          J. THOMAS HOFFMAN
Chairman of the Board of the Company             President and Chief Executive             Self-employed Financial Products Sales
and the Bank                                     Officer of the Company and the            Consultant
Certified Public Accountant                      Bank                                      Townson, Maryland
Townson, Maryland

E. THOMAS LAWRENCE, JR.                          DAVID C. RITTENHOUSE                      WILLIAM R. RUSH
Painting Contractor                              CEO, Rittenhouse Fuel Company             Teacher,McDonough School
Fallston, Maryland                               Baltimore, Maryland                       Owings Mill, Maryland

                                                        EXECUTIVE OFFICERS

G.RONALD JOBSON                                  John P. Sabol Jr.                         ANTHONY B. QUIGLEY
President and Chief Executive Officer of         Vice President, Chief Financial           Vice President
the Company and the Bank                         Officer and Treasurer

                                                         OFFICE LOCATIONS

EXECUTIVE OFFICES:                               MAIN OFFICE:                              BRANCH OFFICE:
8005 Harford Road                                1844 E. Joppa Road                        8705 Harford Road
Baltimore, Maryland 21234                        Baltimore, Maryland 21231                 Baltimore, Maryland 21234
(410) 665-7900                                   (410) 665-5190                            (410) 665-5600

                                                        GENERAL INFORMATION

INDEPENDENT AUDITORS                             ANNUAL MEETING                            Stockholder Inquiries and Availability of
Anderson Associates, LLP                         The Annual Meeting of                     10-KSB Report
7621 Fitch Lane                                  Stockholders will be held on May          A COPY OF THE COMPANY'S
Baltimore, Maryland 21236                        12, 1999 at 9:00 a.m. at the              ANNUAL REPORT ON FORM
                                                 executive offices of Northfield           10-KSB FOR THE FISCAL YEAR
                                                 Bancorp, Inc.                             ENDED DECEMBER 31, 1998 AS FILED WITH
SPECIAL COUNSEL                                  8005 Harford Road                         WITH THE SECURITIES AND EXCHANGE
Housley Kantarian & Bronstein, P.C.              Baltimore, Maryland 21234                 COMMISSION WILL BE FURNISHED WITHOUT
1220 19th Street, N.W. Suite 700                                                           CHARGE TO STOCKHOLDERS AS OF THE RECORD
Washington, D.C. 20036                           TRANSFER AGENT AND REGISTRAR              DATE FOR THE 1999 ANNUAL MEETING
                                                 Registrar and Transfer Company            UPON WRITTEN REQUEST TO PRESIDENT,
                                                 10 Commerce Drive                         NORTHFIELD BANCORP INC., 8005
                                                 Cranford, New Jersey 07106                HARFORD ROAD, BALTIMORE,
                                                                                           MARYLAND 21234.

                           NORTHFIELD BANCORP, INC.
                           ------------------------
                               8005 HARFORD ROAD
                           BALTIMORE, MARYLAND 21234
                                 (410)665-7900