Form 10KSB40, Exhibit 13
period 1999-12-31
NORTHFIELD BANCORP INC
filed 2000-03-30
CIK 1057971

                                                                      EXHIBIT 13

                               MARKET INFORMATION

         The Common Stock is listed in the over-the-counter through the OTC "Electronic Bulletin Board" under the symbol "NFSB". There are currently 475,442 shares of the Common Stock outstanding. The number of registered holders of Common Stock on March 14, 2000 was 221. The high and low bid prices for the Common Stock for the quarter ended December 31, 1999 were $11.875 and $10.25, respectively.

         The following table sets forth certain information as to the range of the high and low bid prices for the Company's Common Stock for the calendar quarters indicated from the commencement of trading on November 12, 1998 through the Company's most recent fiscal year.

                                    High Bid (1)     Low Bid (1)       Dividends Paid
                                    ------------     -----------       ---------------
         1998:
           Fourth Quarter               $10.25       $10.00                   --

         1999:
           First Quarter                 10.75         9.625                  --
           Second Quarter                11.25        10.00                  $.10
           Third Quarter                 10.625       10.25                    --
           Fourth Quarter                11.875       10.25                  $.10

---------------
(1) Quotations reflect inter-dealer price, without retail mark-up, mark-down or commissions, and may not represent actual transactions.


         The income of the Company consists of interest from an ESOP loan to the Bank and dividends which may periodically be declared and paid by the Board of Directors of the Bank on the common shares of the Bank held by the Company.

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

         Savings associations must submit notice to the OTS prior to making a capital distribution (including cash dividends, stock repurchases and amounts paid to stockholders of another institution in a cash merger) if (a) they would not be well capitalized after the distribution, (b) the distribution would result in the retirement of any of the association's common or preferred stock or debt counted as its regulatory capital, or (c) the association is a subsidiary of a holding company. A savings association must make application to the OTS to pay a capital distribution if (x) the association would not be adequately capitalized following the distribution, (y) the association's total distributions for the calendar year exceeds the association's net income for the calendar year to date plus its net income (less distributions) for the preceding two years, or (z) the distribution would otherwise violate applicable law or regulation or an agreement with or condition imposed by the OTS.

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

Forward Looking Statements

         When used in this discussion and elsewhere in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, unfavorable judicial decisions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

         The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

CRA Compliance

         We are periodically examined by the OTS for our record of meeting the credit needs of our local communities pursuant to the Community Reinvestment Act ("CRA"). The OTS rates the performance of a savings institution under applicable CRA performance standards and assigns one of the following ratings: Outstanding, Satisfactory, Needs to Improve, or Substantial Non-Compliance. In our 1999 CRA evaluation, we received a "Satisfactory" CRA rating. We had a "Needs to Improve" CRA rating in 1998 and in response to this rating, we adopted a CRA action plan in 1998.

         In implementing our CRA action plan, we purchased ten loans totaling $864,000. The security property for all ten purchased loans is located in moderate-income census tracts in the Bank's assessment area. Seven of the loans totaling $641,000 are to low or moderate-income borrowers. For the reasons set forth in purchasing these loans, the Bank was assigned a CRA rating of "Satisfactory record of meeting community credit needs" in its 1999 CRA evaluation.

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

         To manage the interest rate risk of this type of loan portfolio, we are attempting to emphasize loans with shorter terms and variable interest rates and longer term deposits. Most of the loans in our portfolio, however, have fixed rates. Unlike many other thrift institutions who offer both adjustable and fixed rates on single family loans and tend to emphasize adjustable rate loans under rising interest rate conditions, our policy is to originate all of our one- to four-family residential loans, representing 88.20% of our total loans at December 31, 1999, with fixed rates. While we plan to emphasize the origination of home equity loans with shorter terms and variable rates, our primary loan product will continue to be long-term, fixed-rate construction/permanent loans. Our interest rate risk is, therefore, significant, and our earnings will continue to be vulnerable to a rise in prevailing interest rates.

         At December 31, 1999, the average weighted term to maturity of our mortgage loan portfolio was approximately 25 years and the average weighted term of our fixed maturity deposits was slightly more than 16 months.

         Net Portfolio Value. In recent years, we have measured our interest rate sensitivity by computing the "gap" between the assets and liabilities which were expected to mature or reprice within certain time periods, based on assumptions regarding loan prepayment and deposit decay rates formerly provided by the OTS. However, the OTS now measures an institution's interest rate risk by computing the amount by which the net present value of cash flow from assets, liabilities and off balance sheet items (the institution's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. These computations estimate the effect on an institution's NPV from instantaneous and permanent 1% to 3% (100 to 300 basis points) increases and decreases in market interest rates. The following table presents the interest rate sensitivity of our NPV at December 31, 1999, as calculated by the OTS, which is based upon quarterly information that we voluntarily provided to the OTS.


                                Net Portfolio Value                   NPV  as % of Portfolio Value of Assets
   Change            ---------------------------------------          --------------------------------------
  in Rates           $ Amount        $ Change       % Change             NPV Ratio       Basis  Point Change
  --------           --------        --------       --------             ---------       -----  ------------
                                                         (Dollars in thousands)
+ 300  bp             $(1,051)       $(5,639)          (123)%              (2.27)%           (1,095) bp
+ 200  bp                 736         (3,852)           (84)                1.52               (715) bp
+ 100  bp               2,645         (1,943)           (42)                5.23               (345) bp
    0  bp               4,588                                               8.68
- 100  bp               6,201          1,613             35                11.30                262  bp
- 200  bp               7,030          2,442             53                12.53                385  bp
- 300  bp               7,424          2,836             62                13.04                436  bp

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


                                                                      Year  Ended December 31,
                                               ------------------------------------------------------------------------------
                                                              1999                                      1998
                                               ---------------------------------       --------------------------------------
                                                                         Average                                     Average
                                               Average                   Yield/        Average                        Yield/
                                               Balance      Interest      Cost         Balance        Interest         Cost
                                               -------      --------      ----         -------        --------         ----
                                                                          (Dollars in thousands)
Interest-earning assets:
  Loans....................................  $   39,947     $ 2,979         7.46%      $   32,216     $ 2,566         7.97%
  Investment securities available for sale.       3,656         237         6.48               --          --            --
  Other investments held to maturity.......          --          --           --               66           2          3.03
  Mortgage-backed securities...............       2,882         154         5.34            1,984         150          7.56
  Other interest-earning assets (1)........       1,815         102         5.62            4,915         266          5.41
                                             ----------     -------                    ----------    --------
     Total interest-earning assets ........      48,300       3,472         7.19           39,181       2,984          7.62
Non-interest-earning assets................         980                                       636
                                             ----------                                ----------
     Total assets..........................  $   49,280                                $   39,817
                                             ==========                                ==========

Interest-bearing liabilities:
  Savings deposits.........................  $   34,323     $ 1,699         4.95       $   35,064     $ 1,748          4.99
  Short-term borrowings (2)................       2,471         124         5.02               53           2          3.77
  Long-term borrowings (3).................       2,250         112         4.98               --          --            --
                                             ----------     -------                    ----------    --------
     Total interest-bearing liabilities....      39,044       1,935         4.96           35,117       1,750          4.99
                                                            -------                                  --------
Non-interest-bearing liabilities...........       3,015                                       886
                                             ----------                                ----------
     Total liabilities.....................      42,059                                    36,003
Equity.....................................       7,221                                     3,814
                                             ----------                                ----------
     Total liabilities and equity..........  $   49,280                                $   39,817
                                             ==========                                ==========

Net interest income........................                 $ 1,537                                   $ 1,234
                                                            =======                                   =======

Net interest rate spread (4)...............                                 2.23%                                      2.63%
                                                                            ====                                     ======
Net interest-earning assets................  $    9,356                                $    4,064
                                             ==========                                ==========
Net interest margin (5)....................                                 3.18%                                      3.15%
                                                                            ====                                     ======
Ratio of average interest-earning assets
 to average interest-bearing liabilities...                 123.70%                                     111.57%
                                                            ======                                      ======

--------------------

(1) Other interest-earning assets includes interest-bearing deposits and FHLB of Atlanta stock.
(2) Short-term borrowings includes FHLB advances and advance payments by borrowers for expenses.
(3)       Long-term borrowings include a FHLB advance.
(4) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities.
(5) Net interest margin represents net interest income divided by average interest-earning assets.




Rate/Volume Analysis

         The table shows certain information regarding changes in our interest income and interest expense for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); and (ii) changes in rates

(change in rate multiplied by old volume); and (iii) change in rate-volume (changes in rate multiplied by the changes in volume).




                                                                       Year Ended December 31,
                                    -----------------------------------------------------------------------------------------
                                          1999         vs.         1998                  1998      vs.        1997
                                    -------------------------------------------    ------------------------------------------
                                                Increase (Decrease)                           Increase (Decrease)
                                                    Due to                                          Due to
                                    -------------------------------------------    ------------------------------------------
                                                            Rate/                                            Rate/
                                    Volume     Rate        Volume      Total      Volume      Rate          Volume     Total
                                    ------     ----        ------      -----      ------      ----          ------     -----
                                                                          (In thousands)

Interest income:
  Loans...........................  $   616   $ (164)      $  (39)    $   413     $   399    $   (35)   $     (6)   $    358
  Investment securities available
     for sale.....................       86        3          149         237         (15)        --          --         (15)
  Investments held to maturity....       (2)      --           --          (2)          2         --          --           2
  Mortgage-backed securities......       68      (44)         (20)          4         (14)        (2)         --         (16)
  Other interest-earning assets...     (168)      10           (7)       (164)         53        (19)         (4)         30
                                    -------   ------       -------    -------     -------    -------      ------     -------
    Total interest-earning assets.      600     (195)           83        488         425        (56)        (10)        359
                                    -------   ------       -------    -------     -------    -------      ------     -------

Interest-bearing liabilities:
  Deposits........................      (36)     (13)          --         (49)        257         15           3         275
  Short-term borrowings (1).......       81        1            40       (122)        (17)        (5)          5         (17)
  Long-term borrowings (2)........      112       --           --         112          --         --          --         --
                                    -------   ------       -------    -------     -------    -------      ------     -------
     Total interest-bearing
         liabilities..............      157      (12)           40        185         240         10           8         258
                                    -------   ------       -------    -------     -------    -------      ------     -------

  Increase (decrease) in net interest
    income........................  $   443   $  (183)     $    43    $   303     $   185    $   (66)   $    (18)   $     101
                                    =======   ========     =======    =======     =======    =======    =========   =========


---------------
(1) Includes FHLB of Atlanta advances and advance payments by borrowers for expenses.
(2)       Includes a FHLB of Atlanta advance.

Comparison of Financial Condition at December 31, 1999 and December 31, 1998

         Total assets increased by $9.3 million, or 21%, from $44.3 million at December 31, 1998 to $53.6 million at December 31, 1999. Total liabilities increased by $9.3 million, or 25%, from $37.2 million at December 31, 1998 to $46.5 million at December 31, 1999. The increase in assets was primarily due to increases in investments of $4.1 million and loans of $7.2 million, partially offset by a decrease in interest bearing deposits in other banks of $3.8 million. The asset and liability balance increases were the result of investing the proceeds of FHLB advances of $8.9 million.

Comparison of Results of Operations for the Years Ended December 31, 1999 and
1998

         Net Income. Our net income increased $72,000 from $307,000 for the fiscal year ended December 31, 1998 to $379,000 for the fiscal year ended December 31, 1999. The primary reason for the increase was an increase in net interest income of $303,000 and a cumulative effect of accounting change of $9,000, offset by an increase in non-interest expense of $200,000 and in the provision for income taxes of $38,000.

         Net Interest Income. Our net interest income increased from $1.23 million for fiscal 1998 to $1.54 million for fiscal year 1999. The $303,000 increase was primarily due to interest earned on a significantly larger, but a slightly lower yielding average loan portfolio and a substantially larger and higher yielding average investment portfolio in fiscal 1999 compared to fiscal 1998. The utilization of an average $4.7 million of FHLB advances in fiscal 1999 compared to none in fiscal 1998, slightly offset by a decline in average deposit balances, resulted in an increase of $184,000 in interest expense.

         Provision for Loan Losses. There were no provisions for loan losses during fiscal years 1999 and 1998. Future additions to the loan loss allowance will be based on the analysis of the loan portfolio, and accordingly, are not predictable.

         Non-Interest Income. Non-interest income decreased slightly from $31,000 for fiscal year 1998 to $29,000 for fiscal year 1999 due to a drop in all other income.

         Non-interest Expense. For fiscal year 1999, total non-interest expenses were $961,000 as compared to $761,000 for fiscal 1998. Higher compensation expenses following personnel additions, an increase in employee stock ownership and deferred compensation expenses, and a decrease in payroll related deferred loan origination costs contributed $129,000 to the total increase. In addition, occupancy expense rose $28,000 in fiscal 1999 reflecting a full year's expenses for the administrative office that opened mid-1998. The Company expects the level of its non-interest expense to continue to increase in future periods as a result of expenses associated with the employee stock ownership plan that the Company implemented in connection with its stock conversion.

         Our deposit insurance premium expense increased slightly during 1999 as the result of a slight increase in deposits.

         Income Tax Expense. Our income tax expense for fiscal 1999 was $234,000 compared to $196,000 for the prior year. The increase was principally the result of an increase in pre-tax earnings. The effective tax rate fell slightly to 38.72% from 39.01%. The higher tax rate in fiscal 1998 was primarily the result of a net operating loss of the holding company for which no income tax benefit was recorded.

Cumulative Effect of Accounting Change

         The Company early implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" on January 1, 1999. In accordance with the pronouncement's provisions, the Company reclassified approximately $1,071,000 of mortgage-backed securities from held to maturity to trading. On January 11, 1999, the Company sold the entire trading investment for $1,048,335 and realized a gain of $8,980, net of $5,956 tax. In addition, the Company reclassified approximately $1,054,000 of mortgage-backed securities and $800,000 of investments from held to maturity to available for sale. Accordingly, the net unrealized loss of $1,328 at the date of transfer is reflected on the consolidated statements of stockholders' equity as the cumulative effect of a change in accounting principle, net of taxes.

Liquidity and Capital Resources

         We are required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time (currently 4%) depending upon economic conditions and deposit flows, is based upon a percentage of our deposits and short-term borrowings. The required ratio at December 31, 1999 was 4% and our liquidity ratio for the quarter ended December 31, 1999 was 17.58%.

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

         A major portion of our liquidity consists of cash and cash equivalents, which include cash and interest-bearing deposits in other banks with a maturity date of less than ninety days. The level of these assets is dependent upon our operating, investing, lending and financing activities during any given period. At December 31, 1999, cash and cash equivalents totaled $1.3 million.

         Our primary investing activities include origination of loans and purchase of investment securities and mortgage-backed securities. During the years ended December 31, 1999 and 1998, purchases of investment securities totaled $4.5 million and $800,000, respectively, while purchases of mortgage-backed securities totaled $2.9 million and $1.3 million, respectively, and loan originations and purchases totaled $13.9 million and $12.2 million, respectively. These investments were funded in part by FHLB advances of $8.9 million, loan and mortgage-backed security repayments of $7.6 million and $7.5 million, respectively, proceeds from the sale of mortgage-backed securities trading of $1.0 million, an increase in certificates of deposit received of $500,000 and $2.3 million for the years ended December 31, 1999 and 1998, respectively.

         At December 31, 1999, we had $1.2 million in outstanding commitments to originate fixed-rate loans with rates that ranged from 7.25% to 8.5% and had no non-recourse commercial finance lease commitments outstanding. We anticipate that we will have sufficient funds available to meet our current loan origination commitments. Certificates of deposit which are scheduled to mature in one year or less totaled $12.9 million at December 31, 1999. Based on historical experience management believes that a significant portion of such deposits will remain with us.

         We are subject to federal regulations that impose certain minimum capital requirements. At December 31, 1999 we were in compliance with all applicable capital requirements.

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

         The Company implemented SFAS No. 133 on January 1, 1999. In accordance with the pronouncement's provisions, the Company reclassified approximately $1.07 million of mortgage-backed securities from held to maturity to trading. On January 11, 1999, the Company sold mortgage-backed securities with an aggregate net book value of $1,033,399 for $1,048,335 and realized a gain of $8,980, net of taxes. In addition, the Company reclassified approximately $1.05 million of mortgage-backed securities and $800,000 of investments from held to maturity to available for sale. Accordingly, the net unrealized loss of $1,328 at the date of transfer is reflected on the consolidated statements of stockholders' equity as the cumulative effect of a change in accounting principle, net of taxes.

                        INDEPENDENT AUDITOR'S REPORT
                        ----------------------------


To the Stockholders and Board of Directors
Northfield Bancorp, Inc.
Baltimore, Maryland

        We have audited the consolidated statements of financial condition of Northfield Bancorp, Inc. and Subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the two year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Northfield Bancorp, Inc. and Subsidiary as of December 31, 1999 and 1998, and the consolidated results of its operations and cash flows for each of the two years in the two year period ended December 31, 1999 in conformity with generally accepted accounting principles.

        As described in Note 1 to the consolidated financial statements, the Company adopted the Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" as of January 1, 1999.




/s/ Anderson Associates, LLP

March 3, 2000
Baltimore, Maryland

                            NORTHFIELD BANCORP, INC.
                            ------------------------
                                 AND SUBSIDIARY
                                 --------------
                               Baltimore, Maryland
                               -------------------

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                 ----------------------------------------------

                                                                                                December 31,
                                                                                                ------------
                                                                                         1999                1998
                                                                                         ----                ----
       Assets
       ------
Cash                                                                                  $   620,282          $   166,446
Interest bearing deposits in other banks                                                1,038,521            4,833,876
Investments available for sale (Note 2)                                                 4,873,550                 -
Investments held to maturity (Note 2)                                                        -                 799,256
Mortgage backed securities available for sale (Note 3)                                  2,551,277                 -
Mortgage backed securities held to maturity (Note 4)                                      524,188            2,122,590
Loans receivable, net (Note 5)                                                         42,856,212           35,701,656
Accrued interest receivable - loans                                                       171,294              163,989
                            - investments                                                  65,508               19,016
                            - mortgage backed securities                                   16,086               13,569
Premises and equipment, at cost, less accumulated
 depreciation (Note 6)                                                                     97,153              128,325
Federal Home Loan Bank of Atlanta stock at cost (Note 7)                                  445,000              272,900
Deferred income taxes (Note 13)                                                           286,708               57,526
Prepaid and refundable income taxes (Note 13)                                                 410                 -
Prepaid expenses and other assets                                                          33,886               30,963
                                                                                      -----------          -----------

Total assets                                                                          $53,580,075          $44,310,112
                                                                                      ===========          ===========
       Liabilities and Stockholders' Equity
       ------------------------------------
Liabilities
-----------
   Deposit accounts (Note 8)                                                          $36,602,858          $36,434,786
   Borrowings (Note 9)                                                                  8,900,000                 -
   Advance payments by borrowers for expenses                                             553,961              462,726
   Income taxes payable (Note 13)                                                          11,237               18,449
   Other liabilities                                                                      439,377              266,230
                                                                                      -----------          -----------
Total liabilities                                                                      46,507,433           37,182,191

Commitments and contingencies - Notes 5, 6, 9, 10, 11 and 12

Stockholders' Equity (Notes 11 and 12)
--------------------
   Serial Preferred stock $.01 par value; authorized 2,000,000 shares; none issued or outstanding
   Common stock $.01 par value; authorized 8,000,000 shares;
     issued and outstanding 475,442 shares in 1999 and1998                                  4,754                4,754
   Additional paid-in capital                                                           4,351,177            4,415,682
   Retained earnings (substantially restricted)                                         3,491,960            3,200,542
                                                                                      -----------          -----------
                                                                                        7,847,891            7,620,978
   Accumulated other comprehensive income                                                (318,280)                -
   Stock held by Rabbi Trust                                                             (134,650)            (134,650)
   Employee Stock Ownership Plan                                                         (322,319)            (358,407)
                                                                                      -----------          -----------
Total stockholders' equity                                                              7,072,642            7,127,921
                                                                                      -----------          -----------

Total liabilities and stockholders' equity                                            $53,580,075          $44,310,112
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

                            NORTHFIELD BANCORP, INC.
                            ------------------------
                                 AND SUBSIDIARY
                                 --------------
                               Baltimore, Maryland
                               -------------------

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      -------------------------------------

                                                                                                Years Ended
                                                                                                December 31,
                                                                                                ------------
                                                                                         1999                  1998
                                                                                         ----                  ----
Income
------
   Interest and fees on loans (Note 5)                                                 $2,978,697           $2,566,734
   Interest on investments                                                                338,930              267,728
   Interest on mortgage backed securities                                                 154,003              149,753
                                                                                       ----------           ----------
Total interest income                                                                   3,471,630            2,984,215

Interest Expense
----------------
   Interest on deposits (Note 8)                                                        1,699,241            1,748,825
   Interest on long-term borrowings                                                       111,775                 -
   Interest on short-term borrowings                                                      124,025                1,782
                                                                                       ----------           ----------
Total interest expense                                                                  1,935,041            1,750,607
                                                                                       ----------           ----------

Net interest income                                                                     1,536,589            1,233,608
Provision for losses on loans (Note 5)                                                       -                    -
                                                                                       ----------           ----------
Net interest income after provision for losses on loans                                 1,536,589            1,233,608

Non-Interest Income
-------------------
   Fees on loans                                                                            8,006                7,803
   Fees on deposits                                                                        14,554               12,201
   All other income                                                                         6,904               10,613
                                                                                       ----------           ----------
Net non-interest income                                                                    29,464               30,617

Non-Interest Expenses
---------------------
   Compensation and related expenses                                                      481,669              352,880
   Occupancy                                                                              116,326               87,531
   Deposit insurance                                                                       22,639               20,485
   Service bureau expense                                                                  69,392               57,118
   Furniture, fixtures and equipment expense                                               26,468               22,688
   Advertising                                                                             29,479               26,383
   Professional fees                                                                       73,826               64,021
   Other                                                                                  141,458              130,096
                                                                                       ----------           ----------
Total non-interest expenses                                                               961,257              761,202
                                                                                       ----------           ----------

Income before tax provision and cumulative effect
 of accounting change                                                                     604,796              503,023
Provision for income tax (Note 13)                                                        234,439              196,238
                                                                                       ----------           ----------

Income before cumulative effect of accounting change                                      370,357              306,785
Cumulative effect of accounting change, net of tax (Note 1)                                 8,980                 -
                                                                                       ----------           ----------
Net income                                                                             $  379,337           $  306,785
                                                                                       ==========           ==========
Basic earnings per share (Note 1)                                                      $      .89           $    N/A
                                                                                       ==========           ==========
Diluted earnings per share (Note 1)                                                    $      .86           $    N/A
                                                                                       ==========           ==========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                            NORTHFIELD BANCORP, INC.
                            ------------------------
                               Baltimore, Maryland
                               -------------------

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 -----------------------------------------------
             FOR YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998
             -------------------------------------------------------

                                                                                    Accumulated                         Employee
                                                           Additional                  Other     Stock Held   Stock       Total
                                               Common       Paid-In      Retained  Comprehensive  by Rabbi  Ownership  Stockholders'
                                                Stock       Capital      Earnings     Income       Trust      Plan       Equity
                                              ---------   -----------   ----------  ----------- ----------- ---------   ------------


Balance - December 31, 1997                   $    -      $      -      $2,893,757  $    -      $    -      $    -       $2,893,757

Issuance of common stock                          4,754     4,415,290         -          -           -           -        4,420,044
Stock purchased by Employee
 Stock Ownership Plan                              -             -            -          -           -       (380,350)     (380,350)

Stock held by Rabbi Trust                          -             -            -          -       (134,650)       -         (134,650)

Compensation under Stock-
 Based Benefit Plan                                -              392         -          -           -         21,943        22,335
Net income                                         -             -         306,785       -           -           -          306,785
                                              ---------   -----------   ----------  ---------   ---------   ---------    ----------
Balance - December 31, 1998                       4,754     4,415,682    3,200,542       -       (134,650)   (358,407)    7,127,921

Comprehensive Income
   Net income                                                              379,337
   Cumulative effect of change in accounting
     principle, net of taxes of $513 (Note 1)                                            (815)
   Unrealized holding losses on
     available for sale securities net
     of taxes of $201,075                                                            (317,465)
Total comprehensive income                                                                                                   61,057
Conversion costs paid subsequent
   to stock issuance                                          (66,035)                                                      (66,035)

Compensation under Stock-Based
   Benefit Plan, net of taxes of $1,062                         1,530                                          36,088        37,618
Dividends declared ($.20 per share)                                        (87,919)                                         (87,919)
                                              ---------   -----------   ----------  ---------   ---------   ---------    ----------
Balance - December 31, 1999                   $   4,754   $ 4,351,177   $3,491,960  $(318,280)  $(134,650)  $(322,319)   $7,072,642
                                              =========   ===========   ==========  =========   =========   =========    ==========

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

                           NORTHFIELD BANCORP, INC.
                           ------------------------
                                 AND SUBSIDIARY
                                 --------------
                              Baltimore, Maryland
                              -------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------


                                                                    Years Ended December 31,
                                                                  ----------------------------
                                                                      1999           1998
                                                                      ----           ----
Operating Activities
--------------------
  Net income                                                      $    379,337   $    306,785
  Adjustments to Reconcile Net Income to
   Net Cash Provided by Operating Activities
   -----------------------------------------
    Net amortization of premiums and accretion of
    discounts on certificates of deposit                                    88          3,172
    Gain on sale of mortgage backed securities trading                 (14,933)             -
    Proceeds from sale of mortgage backed securities trading         1,048,335              -
    Net amortization of premiums and accretion of
    discounts on mortgage backed and investment securities              16,853            735
    Amortization of premium on mortgage loans purchased                    597              -
    Loan fees deferred                                                  54,012         99,319
    Amortization of deferred loan fees                                 (50,648)       (51,630)
    Non-cash compensation under Stock-Based Benefit Plans               37,618         22,335
    Increase in accrued interest on loans                               (7,305)       (14,453)
    (Increase) decrease in accrued interest on investments             (46,492)         5,984
    Increase in accrued interest on mortgage backed securities          (2,517)          (876)
    Provision for depreciation                                          46,165         28,640
    Increase in deferred income taxes                                  (28,922)       (31,247)
    Increase in prepaid income taxes                                      (410)             -
    (Increase) decrease in prepaid expenses and
    other assets                                                        (2,923)        26,581
    (Decrease) increase in accrued interest payable                     (5,442)         1,139
    Decrease in income taxes payable                                    (7,212)       (44,515)
    Increase in other liabilities                                      173,147        131,563
                                                                  ------------   ------------
       Net cash provided by operating activities                     1,589,348        483,532

Cash Flows from Investing Activities
------------------------------------
  Proceeds from maturing certificates of deposit                       741,000        926,000
  Purchases of certificates of deposit                                (190,000)      (981,331)
  Purchases of securities available for sale                        (4,535,874)             -
  Purchase of securities held to maturity                                    -       (799,250)
  Purchases of mortgage backed securities held to maturity            (539,642)    (1,285,283)
  Purchases of mortgage backed securities available for sale        (2,371,480)             -
  Principal collected on mortgage backed securities                    859,362      1,116,961
  Longer term loans originated                                     (13,034,443)   (11,884,678)
  Loans purchased                                                     (877,919)      (302,882)
  Principal collected on longer term loans                           6,797,992      6,346,139
  Net (increase) decrease in short-term loans                          (44,150)        53,108
  Purchases of premises and equipment                                  (14,992)      (116,591)
  Purchase of Federal Home Loan Bank stock                            (172,100)       (46,500)
                                                                  ------------   ------------
       Net cash used by investing activities                       (13,382,246)    (6,974,307)

                            NORTHFIELD BANCORP, INC.
                            ------------------------
                                 AND SUBSIDIARY
                                 --------------
                              Baltimore, Maryland
                              -------------------

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                     ---------------------------------------


                                                         Years Ended December 31,
                                                        --------------------------
                                                            1999          1998
                                                            ----          ----

Cash Flows from Financing Activities
------------------------------------
  Net increase (decrease) in demand deposits,
   money market, passbook accounts and advance
   payments by borrowers for taxes and insurance        $  (266,251)   $1,588,186
  Net increase in certificates of deposit                   531,000     2,315,159
  Net increase in Federal Home Loan Bank advances         8,900,000             -
  Net proceeds from stock issuance                                -     4,420,044
  Common shares purchased under ESOP Plan                         -      (380,350)
  Common shares purchased under Rabbi Trust                       -      (134,650)
  Conversion costs paid subsequent to stock issuance        (66,035)            -
  Dividend payment                                          (87,919)            -
                                                        -----------    ----------
       Net cash provided by financing activities          9,010,795     7,808,389
                                                        -----------    ----------

Increase (decrease) in cash and cash equivalents         (2,782,103)    1,317,614
Cash and cash equivalents at beginning of year            4,062,056     2,744,442
                                                        -----------    ----------
Cash and cash equivalents at end of year                $ 1,279,953    $4,062,056
                                                        ===========    ==========

Reconciliation of cash and cash equivalents:
  Cash                                                  $   620,282    $  166,446
  Interest bearing accounts in other banks                1,038,521     4,833,876
                                                        -----------    ----------
                                                          1,658,803     5,000,322

    Less - Certificates of deposit maturing in
             90 days or more included in interest
             bearing accounts in other banks               (378,850)     (938,266)
                                                        -----------    ----------

Cash and cash equivalents                               $ 1,279,953    $4,062,056
                                                        ===========    ==========

Supplemental disclosures of cash flows information:
  Cash paid during year for:
    Interest                                            $ 1,880,930    $1,749,522
    Income taxes                                        $   278,000    $  272,000


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

      Business
      --------

          The Bank's primary business activity is the acceptance of deposits from the general public in its market area, predominantly the Baltimore metropolitan region, and using the proceeds for investments and loan originations. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

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

      Investments
      -----------

          Investments classified as available for sale are carried at fair value. Amortization of premiums and accretion of discounts are computed using the interest method over the life of the debt instrument. Gains and losses on available for sale securities are determined using the specific identification method.

NORTHFIELD BANCORP, INC.
------------------------
AND SUBSIDIARY
--------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Note 1 - Summary of Significant Accounting Policies - Continued
         ------------------------------------------

       Mortgage Backed Securities
       --------------------------

          Mortgage backed securities classified as available for sale, including real estate mortgage conduits, ("REMICs"), are carried at fair value. Amortization of premiums and accretion of discounts are computed using the interest method. Gains and losses on available for sale securities are determined using the specific identification method. See Note 3 for discussion of prepayment risk and recoverability of mortgage backed securities.

          At December 31, 1999, mortgage backed securities classified as held to maturity are carried at amortized cost since management has the ability and intention to hold them to maturity. Amortization of premiums and accretion of discounts on purchases is computed using the interest method.

       Loans Receivable
       ----------------

          Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

          Amortization of premiums and accretion of discounts on loan purchases is computed using the interest method.

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

      Employee Stock Ownership Plan
      -----------------------------

          The Company accounts for its Employee Stock Ownership Plan ("ESOP") in accordance with Statement of Position 93-6 of the Accounting Standards Division of the American Institute of Certified Public Accountants (See
      Note 11).

      Cumulative Effect of Accounting Change
      --------------------------------------

          The Company implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") on January 1, 1999. In accordance with the Pronouncement's provisions, the Company reclassified approximately $1,071,000 of mortgage backed securities from held to maturity to trading. The Company's trading portfolio consisted of several relatively older and smaller balance loan pools, which had market values that exceeded carrying values. Management decided to sell the securities at the favorable market price and simultaneously reduce the administrative costs of the smaller pools. On January 11, 1999, the Company sold the entire trading investment that had a carrying value of $1,033,041 and realized a gain of $8,980 net of tax. Accordingly, the net realized gain of $8,980 is reflected on the consolidated statements of operations as the cumulative effect of an accounting change, net of taxes.

NORTHFIELD BANCORP, INC.
------------------------
AND SUBSIDIARY
--------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Note 1 - Summary of Significant Accounting Policies - Continued
         ------------------------------------------

      Cumulative Effect of Accounting Change - Continued
      --------------------------------------------------

          In addition, the Company reclassified $1,053,760 of mortgage backed securities and $799,256 of investments from held to maturity to available for sale.

          On January 1, 1999, the amortized costs and fair values were as follows:

                                                   Gross       Gross
                                     Amortized   Unrealized  Unrealized
                                        Cost       Gains       Losses    Fair Value
                                     ----------  ----------  ----------  ----------
       Investments                   $  799,256      $    -      $5,029  $  794,227
       Mortgage backed securities     1,053,760       3,701           -   1,057,461
                                     ----------      ------      ------  ----------
                                     $1,853,016      $3,701      $5,029  $1,851,688
                                     ==========      ======      ======  ==========

          Accordingly, the net unrealized loss of $1,328 at the date of transfer is reflected on the consolidated statements of stockholders' equity as the cumulative effect of a change in accounting principle, net of taxes.

      Earnings Per Share
      ------------------

          Basic earnings per share data ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding for the appropriate period. Unearned ESOP shares are not included in outstanding shares. Diluted EPS is computed by dividing net income by the weighted average shares outstanding as adjusted for the dilutive effect of unvested stock awards based on the "treasury stock" method.

          Earnings per share data is not presented for the year ended December 31, 1998, since the Bank converted to stock form in November, 1998, and such information would not be meaningful. Information relating to the calculations of net income per share of common stock, summarized for the twelve months ended December 31, 1999, is as follows:

                                                                  December 31, 1999
                                                                  -----------------
      Net income before other comprehensive income                      $379,337
                                                                        ========
      Weighted Average Shares
         Outstanding basic EPS                                           427,664
      Dilutive Items
         Rabbi Trust shares                                               13,465
                                                                        --------
      Adjusted weighted average shares used for dilutive items           441,129
                                                                        ========

NORTHFIELD BANCORP, INC.
------------------------
AND SUBSIDIARY
--------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Note 2 - Investments
         -----------

          The amortized cost at and fair values of other investments are as follows:

                                                    Gross        Gross
                                     Amortized    Unrealized   Unrealized
                                        Cost        Gains        Losses     Fair Value
                                     ----------   ----------   ----------   ----------
       Available for Sale
       ------------------
       December 31, 1999
       -----------------
       Federal Home Loan Mortgage
        Corporation bonds            $  748,519   $    -       $ 53,988     $  694,531
       Municipal bonds                  449,316        -         38,925        410,391
       Corporate bonds                4,137,946        -        369,318      3,768,628
                                     ----------   ----------   --------     ----------
                                     $5,335,781   $    -       $462,231     $4,873,550
                                     ==========   ==========   ========     ==========

       Held to Maturity
       ----------------
       December 31, 1998
       -----------------
       Federal Home Loan Mortgage
        Corporation bonds            $  250,000   $    -       $   -        $  250,000
       Municipal bonds                  299,256        -            888        298,368
       Corporate bonds                  250,000        -          4,141        245,859
                                     ----------   ----------   --------     ----------
                                     $  799,256   $    -       $  5,029     $  794,227
                                     ==========   ==========   ========     ==========

          On January 1, 1999, the Company implemented the provisions of SFAS No. 133 and reclassified the entire balance of investments from held to maturity to available for sale (See Note 1).

          No gains or losses were realized during the years ended December 31, 1999 and 1998.

          The scheduled maturities of other investments at December 31, 1999:

                                                  Carrying
                                                    Cost
                                                  --------
       Due after five years through ten years   $  369,125
       Due after ten years                       4,504,425
                                                ----------
                                                $4,873,550
                                                ==========

NORTHFIELD BANCORP, INC.
------------------------
AND SUBSIDIARY
--------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Note 3 - Mortgage Backed Securities Available for Sale
         ---------------------------------------------

          Mortgage backed securities classified as available for sale at December 31, 1999 are as follows:

                                                      Gross       Gross
                                        Amortized   Unrealized  Unrealized
                                           Cost       Gains       Losses    Fair Value
                                        ----------  ----------  ----------  ----------
     GNMA participating certificates    $1,861,296  $     -        $31,313  $1,829,983
     FNMA participating certificates       737,961        -         16,667     721,294
                                        ----------  ----------     -------  ----------
                                        $2,599,257  $     -        $47,980  $2,551,277
                                        ==========  ==========     =======  ==========

          No gains or losses were realized during the years ended December 31, 1999 and 1998.

Note 4 - Mortgage Backed Securities Held to Maturity
         -------------------------------------------

          The amortized cost and fair value of mortgage backed securities held to maturity are as follows as of December 31, 1999 and 1998, respectively.

                                                       Gross       Gross
                                         Amortized   Unrealized  Unrealized
                                            Cost       Gains       Losses    Fair Value
                                         ----------  ----------  ----------  ----------
                                                      December 31, 1999
                                         ----------------------------------------------
     GNMA participating certificates     $  524,188  $     -       $54,866   $  469,322
                                         ==========  ==========    =======   ==========

                                                      December 31, 1998
                                         ----------------------------------------------
     GNMA participating certificates     $1,125,497     $37,469    $   -     $1,162,966
     FNMA participating certificates        534,884      12,123        -        547,007
     FHLMC participating certificates       462,209      12,896        -        475,105
                                         ----------  ----------    -------   ----------
                                         $2,122,590     $62,488    $   -     $2,185,078
                                         ==========  ==========    =======   ==========

          On January 1, 1999, the Company implemented the provisions of SFAS No. 133 and reclassified $1,053,760 and $1,033,041 of the mortgage backed securities portfolio to available for sale and trading, respectively. (See Note 1)

NORTHFIELD BANCORP, INC.
------------------------
AND SUBSIDIARY
--------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Note 5 - Loans Receivable
         ----------------

          Loans receivable at December 31, 1999 and 1998 consist of the following:

                                                           1999        1998
                                                           ----        ----
     One to four family residential mortgage loans    $39,464,486   $31,332,202
     Land                                                 172,698       123,442
     Construction loans                                 2,207,784     3,663,490
     Commercial real estate loans                       1,960,896     2,477,792
     Commercial loan collateralized by lease
      finance receivables                                 698,107       643,217
     Home equity line of credit loans                     134,281       124,849
     Loans secured by deposits                            108,044        73,326
     Premiums                                              14,614          -
                                                      -----------   -----------
                                                       44,760,910    38,438,318

     Less
     ----
      Undisbursed portion of loans in process          (1,402,261)   (2,223,105)
      Deferred loan origination fees                     (319,486)     (316,122)
      Allowance for losses on loans                      (182,951)     (197,435)
                                                      -----------   -----------
                                                       (1,904,698)   (2,736,662)
                                                      -----------   -----------
                                                      $42,856,212   $35,701,656
                                                      ===========   ===========

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


Note 5 - Loans Receivable - Continued
         ----------------

          The commercial loan collateralized by lease finance receivables represents a loan to a leasing company collateralized by leases receivable to individuals and businesses secured by personal property and is primarily dependent upon the financial condition of the borrower and lessors for repayment.

          The following is a summary of the allowance for loan losses for the years ended December 31:


     Balance at December 31, 1997                 $215,500
     Provision for losses on loans                    -
     Charge-offs                                   (18,065)
                                                  --------
     Balance at December 31, 1998                  197,435
     Provision for losses on loans                    -
     Charge-offs                                   (14,484)
                                                  --------
     Balance at December 31, 1999                 $182,951
                                                  ========

          A loan is considered impaired when it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Bank did not have any impaired loans at December 31, 1999 and 1998.

          The Bank had no non-accrual loans that were not subject to SFAS No.
      114.


          The following table presents a summary of the activity with respect to loans to directors and officers for the years ended December 31, 1999 and 1998, respectively.

                                                   1999        1998
                                                ----------  ----------
     Balance outstanding - beginning of year    $ 505,596   $ 728,439
     New loans                                    148,000      18,546
     Principal repayments                        (152,043)   (241,389)
                                                ---------   ---------
     Balance outstanding - end of year          $ 501,553   $ 505,596
                                                =========   =========

NORTHFIELD BANCORP, INC.
------------------------
AND SUBSIDIARY
--------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Note 5 - Loans Receivable - Continued
         ----------------

          The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. Mortgage loan commitments, exclusive of loans in process not reflected in the accompanying statements at December 31, 1999, approximate $1,238,800. These commitments are for mortgage loans with fixed rates between 7.25% and 8.5% at December 31, 1999. At December 31, 1999, the Bank did not have any non-recourse leasing loan commitments.

          The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers. No amount has been recognized in the statement of financial condition at December 31, 1999, as a liability for credit loss.

          Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at December 31, 1999 and 1998, respectively, were $790,345 and $826,514.

          Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $22,000 and $18,000 at December 31, 1999 and 1998, respectively.

Note 6 - Premises and Equipment
         ----------------------

          Premises and equipment at December 31, 1999 and 1998 are as follows:

                                             1999        1998     Useful Lives
                                          ----------  ----------  -------------
     Land                                 $  15,000   $  15,000     -
     Office building and improvements       107,347     109,297   5 to 35 years
     Furniture, fixtures and equipment      259,783     285,547   5 to 15 years
                                          ---------   ---------
                                            382,130     409,844
      Less - accumulated depreciation      (284,977)   (281,519)
                                          ---------   ---------
                                          $  97,153   $ 128,325
                                          =========   =========

NORTHFIELD BANCORP, INC.
-------------------------
 AND SUBSIDIARY
---------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Note 6 - Premises and Equipment - Continued
         ----------------------

          The Bank has entered into long-term lease agreements for the premises of its main and administrative offices. Rental expense under the agreements for the properties for the years ended December 31, 1999 and 1998 were $57,303 and $48,835, respectively. At December 31, 1999, the minimum rental commitments under noncancellable operating leases are as follows:

     Year Ended December 31,
     -----------------------
         2000                  $ 57,695
         2001                    48,962
         2002                    42,000
         2003                    28,000
                               --------
                               $176,657
                               ========

Note 7 - Investment in Federal Home Loan Bank of Atlanta Stock
         -----------------------------------------------------

          The Bank is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta ("FHLB") in an amount equal to at least 1% of the unpaid principal balances of the Bank's residential mortgage loans or 1/20 of its outstanding advances from the FHLB, whichever is greater. Purchases and sales of stock are made directly with the FHLB at par value.

Note 8 - Deposit Accounts
         ----------------

          Deposit accounts at December 31, 1999 and 1998 consist of the following:

                                                    1999                  1998
                                            --------------------  --------------------
                                              Amount        %       Amount        %
                                            -----------  -------  -----------  -------
       Demand and NOW accounts including
        non-interest bearing deposits of
        $570,560 in 1999 and $715,785
        in 1998                             $ 2,710,885    7.41%  $ 2,894,912    7.95%
       Money markets                          8,191,133   22.38     8,199,757   22.51
       Passbook savings                       2,736,225    7.47     2,901,060    7.96
       Certificates of deposit               22,954,581   62.71    22,423,581   61.54
                                            -----------  ------   -----------  ------
                                             36,592,824   99.97    36,419,310   99.96
       Accrued interest on deposits              10,034     .03        15,476     .04
                                            -----------  ------   -----------  ------
                                            $36,602,858  100.00%  $36,434,786  100.00%
                                            ===========  ======   ===========  ======


NORTHFIELD BANCORP, INC.
------------------------
AND SUBSIDIARY
--------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Note 8 - Deposit Accounts - Continued
         ----------------


          Certificates of deposit mature as follows at December 31:

              2000                                    $12,852,856
              2001                                      4,515,131
              2002                                      2,959,889
              2003                                        938,500
              2004                                      1,204,817
              2005 & Thereafter                           483,388
                                                      -----------
              Total                                   $22,954,581
                                                      ===========

          Interest expense on deposits is summarized as follows for the years ended December 31:

                                                           1999         1998
                                                     ----------  -----------
     NOW accounts                                    $   41,841  $    57,696
     Money markets                                      272,789      322,038
     Savings                                             76,571       93,461
     Certificates of deposit                          1,308,040    1,275,630
                                                     ----------  -----------
                                                     $1,699,241  $ 1,748,825
                                                     ==========  ===========

          The Bank had deposits of $100,000 or more of approximately $5,351,995 and $3,451,755 at December 31, 1999 and 1998, respectively.

          Deposit Insurance Reform. Currently, there are two deposit insurance funds maintained by the Federal Deposit Insurance Corporation ("FDIC"), the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF"). The Bank's deposits are insured by SAIF.

Note 9 - Borrowings
         ----------

          Federal Home Loan Bank advances at December 31, 1999 consist of short-term fixed and adjustable rate advances bearing interest at 4.55% to 6.26% per annum and a long-term fixed rate advance bearing interest at 5.26% per annum.

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Note 9 - Borrowings - Continued
         ----------

             The Bank's stock in Federal Home Loan Bank of Atlanta is pledged as security for the loan and under a blanket floating lien security agreement with the Federal Home Loan Bank of Atlanta, the Bank is required to maintain as collateral for its advances, qualified home mortgage loans in an amount equal to 175% of the advances.

             Aggregate maturities required on Federal Home Loan Bank advances at December 31, 1999 are as follows:

         December 31, 2000                          $5,900,000
         December 31, 2009                           3,000,000
                                                     ---------
                                                    $8,900,000
                                                     =========

             Unused advances on the short-term borrowings above totalled $5,840,000 at December 31, 1999.

Note 10- Employee Benefit Plan
         ---------------------

             The Bank has a 401(k) Plan which required until March 31, 1998, under certain conditions, a contribution of up to 5% of eligible employees' total compensation. The total expense related to this Plan for the years ended December 31, 1999 and 1998 was $2,600 and $5,126, respectively.

Note 11- Common Stock and Stock Benefit Plans
         ------------------------------------

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

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Note 11- Common Stock and Stock Benefit Plans - Continued
         ------------------------------------

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

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Note 11- Common Stock and Stock Benefit Plans - Continued
         ------------------------------------

             The ESOP is funded by contributions made by the Bank in cash or common stock and dividends on the shares held in the Trust. The Bank recognizes compensation expense as shares are committed for release from collateral at their current market price. Dividends on allocated shares are recorded as a reduction of retained earnings and dividends on unallocated shares are recorded as a reduction of debt. Compensation cost for the year ended December 31, 1999 was $42,380.

             The ESOP shares as of December 31, 1999 were as follows:

         Allocated shares                          5,806
         Shares earned, but unallocated               --
         Unearned shares                          32,229

             The fair value of the unearned shares was $382,719 at December 31, 1999.

             During the year ended December 31, 1997, the Bank entered into a non-qualified Deferred Compensation ("Rabbi Trust") agreement with all of its current directors. The Bank recognized compensation expense, under this agreement, during the years ended December 31, 1999 and 1998 of $107,747 and $69,150, respectively. Liability under this Agreement is being accrued by charges to operating expense during the term of employment. On November 12, 1998, the Trustees of the Deferred Compensation Plan acquired 13,465 shares of the Company's common stock.

Note 12- Retained Earnings
         -----------------

             The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Note 12- Retained Earnings - Continued
         -----------------

             Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

             As of December 31, 1999, the most recent notification from the Office of Thrift Supervision has categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank's category.

             The following table presents the Bank's capital position based on the financial statements.

                                                                                To Be Well
                                                                             Capitalized Under
                                                         For Capital         Prompt Corrective
                                    Actual            Adequacy Purposes      Action Provisions
                            ---------------------    -------------------    --------------------
                              Amount          %        Amount        %        Amount         %
                            ----------      -----    ----------    -----    ----------     -----
      December 31, 1999
      ------------------
      Tangible (1)          $5,300,053       9.8%    $  808,432     1.5%    $      N/A      N/A%
      Tier I capital (2)     5,300,053      18.6%           N/A     N/A%     1,713,180      6.0%
      Core (1)               5,300,053       9.8%     2,155,818     4.0%     2,694,773      5.0%
      Risk-weighted (2)      5,483,004      19.2%     2,284,240     8.0%     2,855,300     10.0%

      December 31, 1998
      -----------------
      Tangible (1)          $4,918,487      11.0%    $  670,342     1.5%    $      N/A      N/A%
      Tier I capital (2)     4,918,487      22.2%           N/A     N/A%     1,330,440      6.0%
      Core (1)               4,918,487      11.0%     1,340,684     3.0%     2,234,473      5.0%
      Risk-weighted (2)      5,115,922      23.1%     1,773,920     8.0%     2,217,400     10.0%

       (1)  To adjusted total assets
       (2)  To risk-weighted assets.

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Note 13- Income Taxes
         ------------

             The income tax provision consists of the following for the years ended December 31:

                                       1999       1998
                                       ----       ----
       Current expense               $269,317   $227,485
       Deferred expense (benefit)     (28,922)   (31,247)
                                     ---------  ---------
          Total tax expense          $240,395   $196,238
                                     =========  =========

             Of the $240,395 income tax provision in 1999, $5,956 is the tax effect of the expense recorded because of the cumulative change in accounting principle for the adoption of SFAS No. 133 (See Note 1).

             The income tax provision is reconciled to the amount computed to the statutory federal income tax rate as follows for December 31:

                                                   1999              1998
                                             ----------------  ----------------
                                              Amount    Rate    Amount    Rate
                                             --------  ------  --------  ------
Statutory federal income tax rate            $210,709  34.00%  $171,028  34.00%
State tax net of federal income tax benefit    29,189   4.71     23,743   4.72
Other                                             497    .01      1,467    .29
                                             --------  ------  --------  ------
                                             $240,395  38.72%  $196,238  39.01%
                                             ========  ======  ========  ======

             The tax effects of temporary differences between financial reporting basis and income tax basis of assets and liabilities are as follows at December 31:


                                                             1999        1998
                                                             ----        ----
       Deferred Tax Assets:
          Deferred loan origination fees                  $       -   $  12,787
          Deferred compensation                             117,696      73,695
          Unrealized loss on investment securities          232,420      32,160
          Allowance for loan losses                          70,656      76,249
                                                          ---------   ---------
                                                            420,772     194,891

       Deferred Tax Liabilities:
          Federal Home Loan Bank of Atlanta stock dividend  (32,595)    (32,595)
          Depreciation                                       (2,650)     (2,650)
          Excess of tax bad debt reserve over base year (26,377) (39,567) Conversion from accrual to cash method
           of accounting                                    (72,442)    (62,553)
                                                          ---------   ---------
                                                           (134,064)   (137,365)
                                                          ---------   ---------
       Net deferred tax assets                            $ 286,708   $  57,526
                                                          =========   =========

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Note 13- Income Taxes - Continued
         ------------

             The Bank was allowed a special bad debt deduction limited generally to 8% of otherwise taxable income for the year beginning December 1, 1987 through December 31, 1995. Beginning January 1, 1996 the percentage of taxable income method of computing the Bank's tax bad debt deduction is no longer allowed and the amount by which the tax reserve for bad debts exceeds such amount at December 31, 1987 must be recaptured over a six year period. A tax liability has been established for the recapture. If the amounts which qualified as deductions for federal income tax purposes prior to December 31, 1987 are later used for purposes other than to absorb loan losses, including distributions in liquidations, they will be subject to federal income tax at the then current corporate rate. Retained earnings at December 31, 1999 and 1998 include $577,687, for which no provision for federal income tax has been provided. The unrecorded deferred income tax liability on the above amount was approximately $223,875.

Note 14- Disclosures About Fair Value of Financial Instruments
         -----------------------------------------------------

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

NORTHFIELD BANCORP, INC.
------------------------
 AND SUBSIDIARY
 --------------
Baltimore, Maryland
-------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------


Note 14- Disclosures About Fair Value of Financial Instruments - Continued
         -----------------------------------------------------


                                                          December 31, 1999
                                                         --------------------
                                                         Carrying   Estimated
                                                          Amount   Fair Value
                                                         --------  ----------
                                                        (Amounts in Thousands)
   Financial Assets
   ----------------
      Interest bearing deposits
       in other banks                                    $ 1,039      $ 1,039
      Investments                                          4,874        4,874
      Mortgage backed securities available for sale        2,551        2,551
      Mortgage backed securities held to maturity            524          469
      Loans receivable                                    42,856       40,137
      Federal Home Loan Bank of Atlanta stock                445          445

   Financial Liabilities
   ---------------------
      Savings                                            $ 2,736      $ 2,736
      NOW and money market deposit accounts               10,902       10,902
      Certificates of deposit                             22,955       22,980
      Advance payment by borrowers for expenses              554          554
      Borrowings                                           8,900        8,603